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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                                ACUBID.COM, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Delaware                                              33-0529299
--------------------------------                             -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


1947 Camino Vida Roble, Suite 102, Carlsbad, California            92008
--------------------------------------------------------------------------------
         (Address of principal executive offices)                 Zip Code


Issuer's telephone number (760) 804- 0023


     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:


                         COMMON STOCK, par value $0.001



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                                ACUBID.COM, INC.

                                  FORM 10-SB/A


                                Table of Contents

Item No.                                                                    Page
--------                                                                    ----

PART I.

  1.      Description of Business ...........................................  1

  2.      Management's Discussion and Analysis or Plan of Operation.......... 26

  3.      Description of Property ........................................... 30

  4.      Security Ownership of Certain Beneficial Owners and Management .... 32

  5.      Directors and Executive Officers, Promoters and Control Persons.... 36

  6.      Executive Compensation............................................. 39

  7.      Certain Relationships and Related Transactions..................... 51

  8.      Description of Securities.......................................... 51

PART II.

  1.      Market Price of and Dividends on the Registrant's Common
            Equity and Other Shareholder Matters............................. 53

  2.      Legal Proceedings.................................................. 55

  3.      Changes in and Disagreements with Accountants...................... 55

  4.      Recent Sales of Unregistered Securities............................ 56

  5.      Indemnification of Directors and Officers.......................... 60

PART F/S: Financial Statements...............................................

PART III.

  1.      Index and Description of Exhibits..................................

SIGNATURES...................................................................

                                      -i-


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             This Form 10-SB is restated in its entirety as follows:




                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

        Business Development

        The Company was incorporated under the Company Act of British Columbia on August 26, 1983, as Sheen Minerals, Inc. On August 27, 1991, the Company changed its name to International AcuVision Systems, Inc. and in September, 1993, the Company was domesticated under Section 388 of the General Corporation Law of the State of Delaware. From the date of its incorporation until February 20, 1987, the Company engaged in the business of exploration for mineral deposits, with a view to their extraction and sale if commercially feasible. Subsequent to February 20, 1987, pursuant to a vote of the majority of the issued and outstanding shares, the name of the Company was changed and the Company adopted a new business direction in the field of vision training.


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        During the period August, 1991 through August 31, 1998, the Company marketed its vision training products in the Optometric, Sports Vision, Occupational Therapy and Visual Rehabilitation fields. During the quarter ending November 30, 1997, the Company sold vision training equipment worldwide and raised $125,000 U.S. through the sale of a self-liquidating debenture. The $125,000 proceeds was to be used to increase inventory and institute a telemarketing program. Shortly after raising the funds to increase inventory, the Company learned that Electronic Manufacturing Source, the turn-key manufacturer of the Company's AcuVision 1000, 2000, and Visual Test Administrator had become insolvent and the Company had to find another manufacturer.

        During the next two quarters, the Company continued to support the vision training products in the field and search for a new cost effective way to manufacture the product. By fiscal year end, August 31, 1998, the Company concluded that future sales and business in the vision training marketed was too limited and that the costs of marketing and production too great. As a result, management determined that the Company should restructure.

        On March 15, 1999, at the Annual General Meeting of Shareholders, in anticipation of another change in business direction, the following resolutions were adopted:

        o The Company's authorized common shares was consolidated from 20,000,000 common shares, par value $.001, into 10,000,000 common shares par value, such that every two old common shares were consolidated into one new common share.

        o The Board of Directors was authorized if it deemed appropriate, to later increase the number of common shares which the Company is authorized to issue 50,000,000 common shares, par value $.001.

        o   The name of the Company was changed to AcuBid.com, Inc.

        o   A class of 10,000,000 Preferred shares was created.

        Subsequent to Annual General Meeting, the Board of Directors authorized a change in the name of the Company of AcuBid.com, Inc, an increase in the authorized shares to 50,000,000, the creation of a class of 10,000,000 Preferred Shares and a change in business direction, as described herein. At that time, management intended to continue to fill unsolicited orders for vision training products. Subsequent to fiscal year end 1999, management determined that the Company would discontinue the vision training operation in its entirety.

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Business of the Company


        AcuBid.com is a new web-based auction house featuring business-to-consumer and consumer-to-consumer auctions. The AcuBid.com auction is fully automated and available 7 days a week, 24 hours a day. AcuBid.com will target serious collectors who are knowledgeable about products and already use online auctions to buy and sell product. Key categories for AcuBid.com include sports memorabilia, movie and entertainment memorabilia, stamps, antiques, and other collectibles.

        AcuBid.com's competition includes many well-known brand names, including eBay, Yahoo, and Amazon. In order to be competitive, AcuBid.com management will implement a focused strategy to encourage trial and usage by:

        o Emphasizing key categories including sports memorabilia, antiques, stamps, and other collectibles;

        o Developing a business model that combines both consumer-to-consumer and business-to-consumer components;

        o Featuring high profile retired athletes and other celebrities as spokesmen;

        o Retain the services of experts in various fields to assist in inventory acquisition and appraisal;

        o Establishing a $25 minimum bid for all auctions to encourage listing better products and discourage the swap meet style of auctions found on competitive sites;

        o   Make third party escrow service available to users; and,

        o   Provide an intuitive and easy to use interface for visitors.


        THE ACUBID.COM BUSINESS MODEL

        The AcuBid.com business model includes both consumer-to-consumer and business-to-consumer auctions. The consumer-to-consumer auctions are similar to the auctions found on eBay, Yahoo, Amazon, and many other online auction houses. AcuBid.com will provide the venue for buyers to bid on items listed by individual sellers. The company will collect a fee for each item listed and a sales commission on each purchase.


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        In the business-to-consumer model, AcuBid.com will also be an active seller on the auction site. These business-to-consumer auctions provide an important point of differentiation for the company:

        o AcuBid.com has control over inventory quality and is able to offer buyers an unconditional 30-day money back guarantee when the company is the seller;

        o High standards for inventory control will encourage other sellers to bring better merchandise to AcuBid.com;

        o Selling Company owned inventory will provide additional profit centers for AcuBid.com

        CORPORATE GOALS AND OBJECTIVES

        o Acquire interesting products in various categories for sale on AcuBid.com.

        o   Generate site traffic by:

            -   Encouraging high volume sellers to list on AcuBid.com

            - Encourage buyers to come to the site by ensuring that there is sufficient value in products listed on the site

            -   Implement strategic alliances with other Web sites

        o Create brand awareness for AcuBid.com through advertising, promotions, "guerilla marketing" tactics, and other strategies to raise the company profile.

        o Provide the most complete, easy to use, attractive, and desirable online auction site for buyers and sellers.

        o   Develop a loyal base of AcuBid.com customers.

        o Achieve profitability as quickly as possible to provide a rewarding and positive return to our shareholders.


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        THE ACUBID.COM AUCTION

        The AcuBid.com auction is fully automated and available 7 days a week, 24 hours a day. Consumers are able to access AcuBid.com at any time to browse current auctions, list new items for sale, bid on items, check account status, or view other information available on the site.

        Auction formats available on AcuBid.com include standard, reserve, and Dutch auctions. Sellers choose auction parameters provided by the company including duration, minimum bid, bid increment, and payment method. AcuBid.com offers free image hosting to sellers on company servers. This feature provides sellers with an opportunity to display products for sale at no additional cost. Other online auctions offer image hosting either at a nominal charge, or the image hosting is not done on the competitor's servers.

        The AcuBid.com product line includes proprietary signed sports memorabilia from company spokesmen including Yogi Berra, Johnny Bench, Joe Morgan, Rollie Fingers, and Gale Sayers. These athletes have been working with AcuBid.com to develop signed sports memorabilia products. The company will evaluate selling signed memorabilia from other athletes on a case-by-case basis. Certificates of authenticity from AcuBid.com are provided for items signed for the company.

        Another product offered by AcuBid.com is the Auction Ticker. This program is designed to enhance the online auction experience by providing real-time information on auctions on various sites in addition to AcuBid.com. This lets a potential buyer monitor multiple auctions simultaneously.

        A final product in development is an AcuBid.com mall. This shop will sell products at a fixed price instead of at auction. The shop concept is similar to the announcement made by Amazon, where individuals and store owners will be able to set up an online store front on AcuBid.com. This new mall will have a separate URL; it will be linked to the auction site.

        PRODUCT ATTRIBUTES

        The main product attribute of AcuBid.com is an easy to use auction interface. AcuBid.com has intuitive site architecture. A comprehensive search function will allow product, member, and other searches. AcuBid.com is designing the web site to be compatible for the majority of Internet browsers in use. Finally, AcuBid.com will provide safe and secure transactions for users.


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        The company will be pro-active in developing an extensive assortment of interesting and desirable memorabilia for sale on the site. AcuBid.com will be an active buyer of inventory for the company auctions. The company has established relationships with collectors and dealers who have been listing product for sale on the site, and are committed to continue listing products on AcuBid.com. This differs from the approach at other online auctions where the auction operator does not get involved in inventory procurement. As a buyer of merchandise for the site AcuBid.com has a level of control over the quality of products up for auction not found on other sites. To reinforce the commitment to quality, when AcuBid.com is the seller consumers will have a 30-day unconditional money back guarantee on all products purchased from AcuBid.com.

        It is not necessary to register as an AcuBid.com user to browse through different auctions. However, to become a Buyer or Seller on AcuBid.com users are required to register and accept the AcuBid.com Member Agreement. The Member Agreement takes a few minutes to fill out, and upon completion users are able to bid on products or list items for sale.

        AcuBid.com requires users to provide personal information including name, address, phone number, E-mail address, and credit card information. This information is necessary for several reasons:

        o   To verify that buyers and sellers are not minors;

        o To provide AcuBid.com with billing information when the user incurs fees from AcuBid.com;

        o   To verify how the company can contact the registered user.

        To protect the integrity of this information AcuBid.com has made it clear in the privacy policy that this information will not be released to any outside party. The AcuBid.com privacy policy has been submitted to BBBonline and Trust-E.org for approval. These organizations provide third party assurance that the privacy policy meets the highest standards of consumer protection.

        ACUBID.COM POINTS OF DIFFERENTIATION

        AcuBid.com is an independent online auction site. This provides an opportunity to focus on the serious collectors who form the basis of the target audience.

        All bidding starts at a minimum of $25.00


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        A simple pricing structure with no hidden cost: there is a fixed listing fee of $2.00 per item and a fixed commission of 2% on successful sales.

        PRICING

        The recommended pricing strategy for AcuBid.com is based on simplicity and appeal. This strategy provides the company with a key point of differentiation. Many competing auction sites have a complicated pricing structure that includes a tiered sales commission and listing fees based on options chosen by the seller.

        There are no hidden costs with the AcuBid.com pricing structure. Sellers pay a $2.00 per item to list products for sale. There is an option to pay an additional $1.50 for a bold headline in the product description field. Sellers pay a 2% sales commission on successful sales. There is no fee to the buyer beyond the purchase price and shipping.

        ACUBID.COM MISSION STATEMENT

        Our mission is to provide serious collectors B both buyers and sellers B an unparalleled online auction experience by:

        o   Ensuring that there are interesting and unique products for auction;

        o   Providing great customer service;

        o Building an easy to use, intuitive, and "glitch" free online experience from the minute a consumer logs on through registration, bidding, listing, etc.;

        o   Becoming the primary online auction house for serious collectors;
            and

        o   Always listening to our customers.

            ACUBID.COM VISION STATEMENT

        o AcuBid.com will deliver an online auction that is easier to use and search than the "swap meet" style auctions found in many competitive sites.

        o   AcuBid.com will provide users a satisfying online auction interface.


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        o   The company will actively source interesting and hard to find inventory to sell via the AcuBid.com auction.

        o Buyers can look at current auctions at any time; registered sellers are able to list new items for sale and registered buyers are able to bid at anytime in a fully automated real-time auction.

        o Famous athletes and celebrities will help develop new memorabilia to be sold on AcuBid.com and act as company spokesmen.

        o Experts in various fields will provide information that is useful and relevant to collectors.

        o Become a profitable company; gain significant market share in the online auction industry, become an industry leader in terms of bringing together serious collectors


        Members of the Advisory Board consist of:

Kurt Bevacqua - Chairman - Kurt Bevacqua is a former major leaguer who played for the San Diego Padres, Cleveland Indians, Kansas City royals, Pittsburgh Pirates and Texas Rangers. He was named the Padres Most Valuable Player during the 1984 World Series when he hit 2 home rums, including a game winner. Kurt was known as a clutch pinch hitter, and he finished his career 9th on the All-time Career Pinch Hit list. Kurt is a regular player on the recently formed Celebrity Players Golf Tour.

Yogi Berra - Yogi Berra is one of the most beloved players of all time. He is known to many for his witty observations including "it ain't over til it's over", "it is like deja vu all over again", and "You can observe a lot by watching". During his playing career with the Yankees, Yogi was a 15 time American League All Star. His Hall of Fame career including 2 MVP awards, and several World Series records including most games by a catcher (63), hits (71) and times on a winning team (10). Yogi went on to manage both the New York Yankees and the New York Mets. Yogi is one of only a few managers to have won pennants in both the American and National Leagues.

Joe Morgan - Mr. Morgan occupies a prominent position on the national stage in sports as a professional athlete, broadcaster, author, journalist, businessman, and philanthropist. Mr. Morgan is a familiar voice on weekly baseball broadcasts for ESPN and the All Star Game, as well as the World Series and League Championship Series for NBC sports. He has won an Emmy for sports broadcasting and has been called the


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"best analyst in baseball" by the Wall Street Journal. Mr. Morgan has been on nationally televised panels with President Clinton and other leaders and has written extensively about baseball. Mr Morgan is the founder and head of the "Joe Morgan Youth Foundation" which was founded in 1982 "to offer a strong and dependable helping hand to prepare youth for a brighter tomorrow". Mr. Morgan was inducted into the Baseball Hall of Fame in 1990, his first year of eligibility.

Johnny Bench - Johnny Bench won 2 MVP awards with the Cincinnati Reds. Mr. Bench played on 14 National League All Star teams, and 2 World Series Championship Teams. He won 10 Gold Gloves with the Reds, and set an endurance record by catching 100 or more games for 13 consecutive seasons. He has also been active in broadcasting for the Cincinnati Reds Radio Network, CBS Radio, and others. Mr. Bench is also an active golfer on the Celebrity Players Tour.

Rollie Fingers - Mr Fingers played in the major leagues for 17 years with Oakland, San Diego, and Milwaukee and is recognized as the first true "closer" in baseball. He as a 7 time all star, and the recipient of the Cy Young award for best pitcher in the league in 1981. In 1981 Mr. Fingers was also voted the Most Valuable Player of the league, a rare feat for a relief pitcher. Mr. Fingers was voted relief pitcher of the 1970s, and thanks to the trademark handlebar moustache, remains one of the most recognized figures in baseball. He still holds the World Series record of 6 saves, was voted MVP of the 1974 World Series, was "Fireman of the Year" four times and is considered by many to be the greatest relief pitcher of all time. Mr. Fingers was inducted into the Baseball Hall of Fame in 1992.

Neil J. Salkind Ph.D. - Professor Salkind received his Doctorate from the University of Maryland in Human Development in 1973 and has been a professor of Educational Psychology and Research in the School of Education at the University of Kansas since 1983. Professor Salkind, in addition to numerous academic publications, has written extensively in the computer and Internet field, specifically on eBay=s online auction. AcuBid.com will be reviewing the site with Prof. Neil Salkind. His particular expertise and knowledge of the online auction industry will provide good counsel for AcuBid.com.

THE ACUBID.COM WEB SITE

        On August 2, 1999, the Company's auction web site, AcuBid.com began conducting auctions in both the Person-to-Person format and in the Company-to-Person format, with Company owned and consigned inventory. As of October 7, 1999, the Company offered 1200 items in 18 categories which included Sports Memorabilia, Stamps, Numismatics, Fine Art, Antiques, Militaria, Jewelry, Gaming, Comic Books, Fine Wines, Books & Magazines, Tickets, Entertainment, Ceramics/Glass, Porcelain, Vintage Electronics and Toys. As of October 7, 1999, the Company completed 800 auctions with 1200 open auctions.


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        Both Buyers and Sellers are required to register as AcuBid.com users as well as accept the AcuBid.com Member Agreement. The AcuBid.com auction service is a fully automated, topically arranged easy to use online service that is available on a 24 hour a day, seven day a week basis, with the exception of 3 hours of regularly scheduled monthly site maintenance. Within minutes of completing the simple online registration form, a seller can list items for sale on the service and buyers can submit bids for items quickly and easily. Buyers can search items listed by category or specific item. During the course of the auction, bidders are notified by e-mail of the status of their bids on a daily basis and are notified immediately if they are outbid. Sellers and successful bidders are automatically notified when an auction is completed. The Company offers users support via e-mail and support bulletin boards staffed on a 24 hour a day, seven day a week basis. There is no cost associated with viewing, bidding and purchasing items. Shipping and handling fees will be charged on Company sales. The Company also recommends the use of I-Escrow, Inc. and their site iescrow.com to provide buyer and seller escrow services.

        AcuBid.com has designed an Auction Ticker and is offering the beta release as a free download. The Auction Ticker is a software program designed to provide update information on auction items that the user has indicated an interest in. Currently, the Auction Ticker supports monitoring auctions on AcuBid.com, eBay.com, Amazon.com, and Yahoo.com. Thus a user can simultaneously monitor other auctions while conducting other web related activities.

BUYING AND SELLING ON ACUBID.COM

        REGISTRATION. Although any visitor to the Company's site can browse through and view the items listed for auction, in order to bid for an item or to list an item for sale, buyers and sellers must first register with AcuBid.com. Users register by completing a short online form and can immediately bid for an item or list an item for sale. The online registration form requires users to accept the Company's Member Agreement, provide e-mail address, a fixed address, and credit card information to be later used for the payment of AcuBid.com's services.

        SELLING ON AcuBid.com. A seller registered with AcuBid.com can list a product for auction by completing a short online form. The seller selects a minimum price for opening bids, at or above the Company's minimum bid of $25.00, and chooses how long the auction will last. Additionally, the seller may set a reserve price for an item, which is the minimum price at which the seller is wiling to sell the item, usually


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higher than the minimum price set for opening bids. The reserve price is not disclosed to bidders. A seller can elect to sell items in individual auctions, or, if the seller has multiple items, can elect to hold a "Dutch Auction." For example, an individual wishing to sell 10 identical items could hold 10 individual auctions or hold a Dutch Auction in which all winning bidders pay the same price which is set by the lowest successful bidder.

        Sellers of items on AcuBid.com are charged posting fees and commissions. There is a general $2.00 posting fee to list an item. For an additional $1.50 the title of the item will be displayed in bold faced type and for an additional $10.00 fee, the listed item will be cycled through the "Spotlighted Items" of the item's subcategory. Spotlight auction listings are accessible from a related subcategory page and are in rotation with other Spotlight listings. For an additional $75.00 fee, the item will be cycled through the "Premier Items" section of the main page and the item's subcategory. Premier auction listings are accessible from AcuBid.com's front page and the main category page and are in rotation with other Premier auction listings. A commission of 2% will be charged on the final selling price of all successful transactions. Sellers listing items are given 500k of disk space and may purchase additional space:
2.5 MB for $2.50 per month and 5.0 MB for $5.00 per month for the purpose of displaying photographs. A seller can also include a description of the product with links to the seller's Web site. Invoices for posting fees, additional posting fees, and commissions are sent via email to sellers on a monthly basis. Sellers have a credit card account on file with the Company and that account is charged shortly after the invoice is sent.

        BUYING ON AcuBid.com. Buyers enter AcuBid.com through its home page, which contains a listing of product categories, information on Online Chats with Hall of Famers, and a spotlight of Premier items. Bidders can search for specific items by browsing through a list of auctions within a category or subcategory and then "click through" to a detailed description for a particular item. Bidders can also search specific categories or the entire database of auction listings using keywords to describe the type of products in which they are interested. Users can also search for a particular seller or bidder by name in order to review his or her auction and feedback history. Once a registered bidder has found an item of interest, the bidder enters the maximum amount he or she is willing to pay at that time. AcuBid.com utilizes a proven technology called Proxy Bidding. Proxy Bidding allows a bidder to enter a confidential maximum bid on an item without need to continually monitor the auction. The bidder in effect appoints AcuBid.com as its agent to place bids on their behalf. There is no additional cost to the bidder to use this service. In this capacity, the Company will only use as much of the maximum bid amount as is necessary to be the highest current bidder, bearing in mind the bidding increments established by the seller. During the bidding process, buyers


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wanting additional information about a listed item can access the seller's
e-mail address and contact the seller for additional information. Once each bid is made, a confirmation is sent to the bidder via email, an outbid notice is sent the next highest bidder and the item's auction status is automatically updated. During the course of the auction, bidders are notified of the status of their bids via email on a daily basis and are notified immediately after they are outbid. Bidders are not charged for making bids or purchases.

        COMPLETED PERSON-TO-PERSON TRANSACTIONS. At the end of an auction period, if a bid meets the minimum price and, if one is set, the reserve price, the Company automatically notifies the buyer and seller by e-mail. At no point during the process does the Company take possession of either the item being sold or the buyer's payment. Rather, the buyer and seller must independently arrange for the shipment of and payment for the item, with the buyer typically paying for shipping. A seller can view the buyer's feedback rating and then determine the manner of payment, such as personal check, cashier's check or credit card, and also whether to ship the item before or after payment is received. Under the terms of the AcuBid.com Member Agreement, if a seller received one or more bids equal to or above the stated minimum or in a reserve auction, the reserve price, the seller is obligated to complete a transaction although the Company has no power to force the seller or bidder to complete the transaction other than to suspend them from using the Company's service. In the event that buyer and seller are unable to complete the transaction, the Company credits the seller the commission.

        COMPLETED COMPANY TO PERSON TRANSACTIONS. At the end of an auction period, if a bid meets the minimum price and, if one is set, the reserve price, the Company automatically notifies the buyer by e-mail, giving the buyer a choice of completing the transaction by check or credit card and giving the buyer a choice of shipping methods. Under the terms of the AcuBid.com Member Agreement, if the Company received one or more bids that meets the stated minimum or in a reserve auction, the reserve price, the Company is obligated to complete a transaction. Buyers have a credit card account on file with the Company and if the Buyer fails to respond the Company email that account is charged and the Company selects the method of shipping. All Company to Person transactions come with a 30 day money back guarantee and the merchandise can be returned for any reason. The Company ships the merchandise by Airborne Express, Federal Express or United States Postal Service. For all items with a value in excess of $100.00, the Company ships by United States Postal Service due to the ability to easily insure the item against loss, theft, or damage. For items valued under $100 and 5 pounds or less, the delivery charge is $7.50 and $9.75 for shipping weight between 5 and 10 pounds.


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        Feedback and Ratings. Every registered AcuBid.com user is issued a trading profile, on which users who have conducted business or interacted with the person may submit compliments or criticism. The information is recorded in a feedback profile that includes a feedback rating for the person and indicates comments from other users who have interacted with that person in the past. Users may review a person's feedback profile to check on the person's reputation on the site before deciding to bid on an item listed by that person or in determining how to complete payment for and delivery of an item.

        The terms of the Company's Member Agreement prohibit actions that would undermine the integrity of the feedback process, such as a person's leaving positive feedback about himself or herself through other accounts or leaving negative feedback for others through other accounts. The feedback process has features designed to detect and prevent some forms of abuse. Users who receive a sufficiently negative net feedback rating will have their registrations suspended and will be unable to bid on or list items for sale. It is generally believed that such a feedback process is useful in overcoming initial user hesitancy when trading over the Web since it reduces the anonymity and uncertainty of dealing with an unknown trading partner.

        USER SERVICES. The Company offers a variety of support features that are designed to build AcuBid.com user affinity and loyalty. The Company facilitates e-mail communications between buyers and sellers and offers chat rooms to its users. The Company also offers on-line chats with Hall of Famers such as Yogi Berra, Johnny Bench and Gayle Sayers. The Company also has an announcement section that covers new features, and will be implementing an "items wanted" section where users can post notices seeking specific items. Customers can also receive a report of their recent activity on AcuBid.com, including bidding activity, selling activity, account balances, favorite categories and feedback.

        CUSTOMER SUPPORT. The Company provides customer support services through both email and telephone support. Customers requiring support must email the Company with their questions and the customer support staff will respond either by email or telephone depending on the nature of the customer question. Most email for customer support are handled within 24 hours. As the Company grows, it plans to institute a 24 hour telephonic customer support service for both technical and non-technical issues.

        In addition, the Company provides guidelines for trading, helps provide information to resolve user disputes and responds to reports of misuses of the AcuBid.com service. The customer service staff will investigate user complaints of possible misuse of the service and takes appropriate action, including issuing warnings to users or suspending users from bidding on or listing items for sale. The types of complaints that would be investigated include various forms of bid manipulation, malicious posting of negative feedback and posting illegal items for sale. The customer service staff will also provide information to assist users with disputes over the quality of the goods sold or other fraudulent activity.

        INVENTORY CONTROL. The Company has instituted an inventory control system for acquisition and maintenance of items acquired on behalf of the Company. All items purchased by the Company must be accompanied by a Purchase Order that has been approved by a senior executive of the Company. Once the Purchase Order has been approved, funds to pay for the purchase will be requisitioned from the bookkeeper and delivered to the seller of the items. Once the item or items have been received by the Company, the shipping documents are cross-checked with the Purchase Order. If the documentation matches, the items are taken into the locked Inventory Control room and processed. The items are first checked for damage and then photographed with a digital camera, both for inventory control and for posting for sale on the site. The item is then processed for safe storage in the Inventory Control Room along with a certificate of authenticity. Each item has an Inventory Control sheet requiring the following information: a. Item name; b. Detailed description of the item; c. Storage location of the item; d. Identity of person placing the item in inventory; e. Approximate value of the item; f. Purchase price of the item; g. Item Number; h. Starting Price; i. Reserve price; j. Postings; k. Final Sale price; l. Identity of the buyer/winner of the auction; m. Approval by senior officer to close out item.

        The Company maintains an Inventory Control Facility that is secured with an alarm system that includes motion and shock sensors. The facility is locked at all times. Certain prime expensive items are held in several bank vaults located in San Diego County, California. Once logged into inventory, in either the Inventory Control Room or the bank vault, the items can only be removed upon successful completion of the auction of the item.

        FULFILLMENT. Shipping and handling of Company owned inventory is handled by the staff. Shipping is either through the United States Postal Service, Airborne Express, or Federal Express. (See, Completed Company to Person Transactions.) Package preparation is handled by the staff and inventory control procedures are strictly observed.



/////


/////

        Marketing Initiatives since Inception


        Company spokesmen

        AcuBid.com has entered into agreements with the following retired athletes to act as Company spokesmen:

        o   Yogi Berra

        o   Johnny Bench

        o   Joe Morgan

        o   Rollie Fingers

        o   Gale Sayers

        o   Kurt Bevacqua


        These athletes will sign memorabilia for sale on AcuBid.com, participate in live online chat rooms, serve on the AcuBid.com Board of Advisors, and appear in company advertising. In addition, Professor Neil Salkind will also act as a spokesman for the Company.

        Online Chat Rooms

        The first live chat rooms were conducted with Yogi Berra on Friday, September 24, 1999, Johnny Bench on Saturday, September 25, 1999, and Gale Sayers on Sunday, September 26, 1999. The Company spokesmen listed above have all agreed to participate for 2 hours every month in online chats.

        Advertising Agency

        AcuBid.com has retained an advertising agency and several independent consultants to provide marketing and public relations assistance. The agency and consultants will be responsible for helping to develop the creative strategy and content for AcuBid.com, and buy the media time (radio, TV, online, print, etc.) for company advertising.

        Advertising to Date

        To date AcuBid.com has run online "banner ads" on Yahoo.com, Excite.com, Infoseek.com, and Lycos.com. The company will start running print ads in Linn's Stamp News in mid-October. The company is developing a comprehensive advertising plan to begin early in the first quarter of 2000. This plan will include print, radio, online, and possibly some select TV advertising.

        "Guerilla Marketing"

        The company has received free publicity vis a vis radio interviews conducted with Michael Schaffer (CEO) and Rick Schwartz (VP Marketing). Mr. Schaffer and Mr. Schwartz have appeared on business-oriented radio programs in San Diego, Chicago, Washington, D.C., and New York City. A local TV affiliate in San Diego has also done a live broadcast from the AcuBid.com offices.

        Inventory Acquisition

        The initial marketing strategy has been focused on large collectors and dealers. This strategy of working with dealers results in large blocks of merchandise being listed on the site, as opposed to trying to market to individual consumers. It is very expensive to market to individuals who may only list a few products at a time. The company is working with dealers capable of listing several hundred items in a 2-3 month period. Eventually the marketing emphasis will shift to individuals, but only when the number of items listed for auction has increased.

        Promotions

        The 2% sales commission normally charged to winning bids was waived for the first 60 days of operation.

        Marketing Plan

        A comprehensive marketing plan covering fiscal year 2000 is in the initial stages of development. This plan will cover:

        o   Market assessment: customer analysis, competitor analysis

        o AcuBid.com brand overview: AcuBid.com brand position statement, brand identity (what does AcuBid.com stand for, what does it mean, points of differentiation vs. competitors, relevance, etc.)

        o Marketing objectives for AcuBid.com: # registered users, site traffic metrics, # items listed, market share, other quantifiable marketing objectives

        o   Tactics to be used to promote AcuBid.com

        o   Financial objectives for AcuBid.com

        o   Technical requirements for marketing plan

        o   Personnel requirements for marketing plan

        The primary marketing objective through the end of this year is to develop and increase the number of items up for auction on AcuBid.com. In December/January the marketing emphasis will shift to more consumer driven activities designed to get people onto the site.

        Operations and Technology

        The AcuBid.com Internet auction site consists of multiple INTEL Pentium based workstations utilizing Microsoft Windows NT Enterprise Edition, Microsoft SQL Server, Microsoft Internet Information Server, and Microsoft Site Server technologies. Long-term growth of the site is accommodated through the use of the following scalability, fault tolerant, and security strategies.

        Scalability is the ability of a site to expand as its client base expands. Scalability of the site is accomplished using a "division of labor" strategy as well as "clustering" technology. Servers are divided into four types: web servers, personalization/mail servers, database servers, and image servers, dividing the workload into four groups. The database servers can be further specialized by partitioning the data that each database server would manage. The image servers are further divided by assigning members to specific image servers. " Clustering" refers to the use of multiple servers that divide client requests among the servers assigned to a cluster. Multiple data-less web and personalization/mail servers are clustered to provide scalability for these servers.

        Fault tolerance is the ability for the site to easily recover from hardware failures. Fault tolerance within the site is accomplished though hardware mirroring of all data stores (image and database servers) and the use of fail-over database servers. Fault tolerance of the web and personalization/mail servers is accomplished by the same "clustering" technology used for scalability. Disaster recovery is provided through the use of incremental backups of the database and image data stores.

        Security is the ability for the site to protect its servers and data from unwarranted access. Security within the site is accomplished through a variety of technologies, including fire walls, IP restrictions, encryption, and password authentication.

        Competitive Business Conditions

             Industry Background: Growth of the Internet and Online Commerce

        The Internet has emerged as a global medium enabling millions of people worldwide to share information, rapidly and easily communicate and electronically conduct business. International Data Corporation ("IDC") estimates that the number of Internet users will grow from approximately 60 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. This large and rapid growth is expected to be propelled by the large and growing number of Personal Computers ("PCs") installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers. The Internet has a number of distinct characteristics that differentiate it from traditional media: users communicate and access information without geographic or tangible limitations; users access dynamic and interactive content on a real-time basis; and, users communicate and interact instantaneously with a single individual or with groups of individuals. As a result of these distinct characteristics, Interned usage is expected to continue to expand rapidly.

        The growing adoption of the World Wide Web represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet will increase from approximately $32 billion worldwide in 1998 to approximately $130 billion worldwide in 2000.

THE INTERNET TRADING MARKET

        While companies initially focused on facilitating and conducting transactions between businesses over the Internet, a number of companies more recently have focused on facilitating a wide variety of business-to-consumer transactions. These companies typically use the Internet to offer standard products and services that can be easily described with graphics and text and do not necessarily require physical presence for purchase, such as books, compact discs, videocassettes, automobiles, home loans, airline tickets and online stock trading. The Internet gives these companies the opportunity to develop relationships with customers from a central location without having to make the significant investments required in traditional retail such as building local retail presences, managing a worldwide distribution infrastructure or developing the printing and mailing infrastructure associated with traditional direct marketing activities.

        Prior to the advent of E-Commerce, the exchange of goods between individuals, that is person-to person trading, has been conducted through trading forums such as classified advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses and consignment shops. These are not necessarily efficient markets, making trading difficult for buyers and sellers. Such modes of trading are fragmented and regional in nature and make it more expensive for buyers and sellers to meet and exchange information and complete transactions. Prior to the spread of E-Commerce, buyers in the person to person trading market were limited to searching local classified advertising or traveling to geographically dispersed venues to find items of interest. These traditional markets have high transaction costs due to mark-ups and commissions. eBay , in its market analysis estimated this market to be $50 billion dollars in 1997.

        eBay was one of the earliest pioneers to change the person-to-person trading market by introducing its auction trading format. Since then other companies have followed suit, either modeling themselves after eBay or specializing in the auction of limited categories of items, such as computers, fitness/sports, and sports collectibles. Additionally, with the rise in popularity of the E-Commerce, some on-line auction houses limit their market to business to business auctions and to person to business auctions.

        While the auction market is dominated by eBay, it is growing and many participants believe that it is a market so large that it can sustain many Internet auction houses. When asked in May, 1999 about Amazon.com's move into on-line auction's, its President, Jeffrey P. Bezos stated, "[i] believe this is a large market, and there is room for two players to have critical mass. So it=s not that somebody has to lose for us to win.... I think this is one of the most misunderstood things about E-commerce. There aren't going to be a few winners. There are going to be tens of thousands of winners. This is a big, huge, complicated space. And it's going to be as complex, with as much variety and as many winners, as the physical world. Further evidence of the auction market=s breadth is the September 17, 1999 announcement that a network of Internet sites, including Microsoft Corporation and Lycos, Inc. are forming an online auction alternative to eBay, Inc. which will be launched on September 20, 1999. Fairmarket, Inc. creator of the auction network, indicated that it will function like a virtual warehouse to which nearly 100 sites will link their own auctions, in contrast to eBay=s single marketplace.


/////


/////

THE COMPETITION

        The following table offers a comparison of the Company's business model with those of the Company's most likely competitors:


                             FULL LINE AUCTION SITES


--------------------------------------------------------------------------------------------------------------------
Company          AcuBid.com    eBay          Amazon         uTrade        Yahoo         Auction       BoxLot
--------------------------------------------------------------------------------------------------------------------
Business         Business      Person to     Person to      Person to     Person to     Person to     Person to
Model(1)         to Person     Person        Person and     Person        Person        Person        Person
                 and Person                  Business to
                 to Person                   Person
---------------- ------------- ------------- -------------- ------------- ------------- ------------- --------------
Primary          General       General       General        General       General       General       General
Focus(2)
---------------- ------------- ------------- -------------- ------------- ------------- ------------- --------------
Minimum Bid(3)   $25.00        $0.01         $1.00          $1.00         $1.00         $1.00         $1.00
---------------- ------------- ------------- -------------- ------------- ------------- ------------- --------------
Image Hosting    Free          Not on        Not on         Not on        Not on        Not on        Not on
                 hosting on    company       company        company       company       company       company
                 Company       servers       servers        servers       servers       servers       servers
                 servers up
                 to 500k
---------------- ------------- ------------- -------------- ------------- ------------- ------------- --------------
Chat(4)          Yes           Yes           No             No            Yes           Yes           No
---------------- ------------- ------------- -------------- ------------- ------------- ------------- --------------
House as         Yes           No            No             No            No            No            No
Seller(5)
---------------- ------------- ------------- -------------- ------------- ------------- ------------- --------------
Listing Fee      $2.00 per     $0.25-2.00    $0.25-2.00     Free          Free          $0.25         Free
                 item          per item      per item
---------------- ------------- ------------- -------------- ------------- ------------- ------------- --------------
Sales            2.0%          5% to         5% to          No sales      No sales      2.5%          5% to $50.00;
Commission       selling       $25.00;       $25.00;        commission    commission                  2.5% $50.00+
                 price         2.5% to       $1.25+2.5%
                               $1,000;       to $1,000;
                               1.25% $1,000+ $25.63+1.25%
                                             $1,000+
--------------------------------------------------------------------------------------------------------------------


Footnotes to Table:

(1)     Description of auction mode and includes main conduits of activity.

(2) Primary focus of auction (as of date of filing) based upon number of active auctions, or products, or both.

(3) Minimum bids are set by the auction house and thereafter chosen by the seller within house guidelines.

(4) Chat rooms provided by auction house which allow users to comment upon Sellers, other Buyers, products and a wide range of topics.

(5) Is the auction house also a seller, manufacturer or otherwise representing itself.

        Since the inception of its auction business in March, 1999, the Company has believed that the Internet "shopping portal" of the future will be a hybrid site: offering both Company owned inventory with full fulfillment capabilities and service, as well as simply providing the process to facilitate the venue to match buyers and sellers and charging a small commission to do so. This wisdom was borne out by the recent trends of the majors, eBay and Amazon.com to both cross over to the hybrid model: Amazon.com has moved into person-to-person auctions and eBay recent business move to explore fixed price and storefront sales.

        The Company seeks to distinguish itself in the Internet auction market from the competition by marketing Company owned collectibles directly to the public and seeking and offering only high end collectibles that can justify the Company's minimum bid of $25 in both the person-to person auction format and the Company to person auction format. The Company believes that Company to Person transactions will give the Company the competitive edge because the Company will be able to acquire the collectible items significantly below the actual market value through contacts generated for the Company by its Advisory Board. The Company also believes that the active participation of the Advisory board in Chat rooms will distinguish the Company from the high volume low end auction sites. Additionally, the Company believes that it can be competitive in Company to Person transactions due to the buying power associated with the Company's current financial position. The Company seeks to distinguish itself from other Internet auction sits by limiting its site to high end collectibles and by offering an unconditional money back guarantee for Company owned inventory.


        INTELLECTUAL PROPERTY. The Company regards the protection of its copyrights, service marks, trademarks, trade dress and trade secrets as critical to its future success and relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect its proprietary rights in products and services. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with its suppliers and strategic partners in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by the Company to protects its intellectual property will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third party development of similar technologies. The Company pursues the registration of its trademarks and service marks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are made available online.

        The Company also relies on certain technologies that it licenses from third parties, such as Microsoft, Compaq, and Symantec, the suppliers of key database technology, the operating system and specific hardware components for the Company's business. There can be no assurance that these third party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of such technology could require the Company to obtain substitute technology of lower quality or performance standards or a greater cost, which could materially adversely affect the Company's business, results of operations and financial condition.

        To date, the company has not been notified that its technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to past, current, or future technologies. The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in the company's industry segment grows. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause service upgrade delays or require the Company to enter into royalty or licensing agreements. Such royalty or licencing agreements might not be available on terms acceptable to the Company or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations and financial conditions.

        PRIVACY POLICY. The Company believes that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet and its commercial use grow. The Company has adopted a detailed privacy policy that outlines how the Company uses information concerning its users and the extent to which other registered users may have access to this information. Users must acknowledge and agree to this policy when registering for the AcuBid.com service. The Company does not sell or rent any personally identifiable information about its users to any third party, however, the Company does disclose information to sellers and winning bidders that contains the seller's and winning bidder's name, email address and telephone number. The Company also uses information about its users for internal purposes only in order to improve marketing and promotional efforts, to analyze site usage statistically, and to improve content, product offerings and site layout.

        GOVERNMENT REGULATION. The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security.

        Although sections of the Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitutional grounds. The nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject the Company and/or its customers to potential liability, which in turn could have an adverse effect on the Company's business, results of operations and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the AcuBid.com service or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition.

        In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

        In addition, numerous states, including the State of California in which the Company's headquarters are located, have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. No legal determination has been made with respect to the applicability of the California regulations to the Company's business to date and little precedent exists in this area. The Company has complied with the auctioneer bonding requirements of the State of California. There can be no assurance, however, that a state will not attempt to impose other regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

        Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition.

        In addition, because the Company's services are accessible worldwide, and the Company facilitates sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. The Company is qualified to do business in two states in the United States, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it may be required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition.

        The law relating to the liability of providers of online services for activities of their users on the service is currently unsettled. While the Company will not pre-screen the types of goods offered on AcuBid.com, the Company is aware that certain goods, such as alcohol, tobacco, firearms, adult material and other goods that may be subject to regulation by local, state or federal authorities. There can be no assurance that the Company will be able to prevent the unlawful exchange of goods on its service or that it will successfully avoid civil or criminal liability for unlawful activities carried out by users through the Company's service. The imposition upon the Company of potential liability for unlawful activities of users of the AcuBid.com service could require the Company to implement measures to reduce its exposure to such liability, which may require, among other things, the Company to spend substantial resources and/or to discontinue certain service offerings. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on the Company's business, results of operations and financial condition.

        In addition, the Company's success depends largely upon sellers reliably delivering and accurately representing the listed goods and buyers paying the agreed purchase price. The Company takes no responsibility for delivery of payment or goods to any user of the AcuBid.com service in person to person transactions. The Company anticipates that it will receive in the future, communications from users who did not receive the purchase price or the goods that were to have been exchanged. While the Company can suspend the accounts of users who fail to fulfill their delivery obligations to other users, the Company, beyond crediting sellers with the amount of their fees in certain circumstances, does not have the ability to otherwise require users to make payments or deliver goods and the Company does not and will not compensate users who believe they have been defrauded by other users.

        The Company may also from time to time receive complaints from buyers as to the quality of the goods purchased. With respect to Company to Person transactions, the Company has an unconditional 30 day return policy and believes that such a policy will be adequate to protect the Company from most problems associated with Company to Person transactions. With respect to Person to Person transactions, although the Company will attempt to reduce its liability to buyers for unfulfilled transactions or other claims related to the quality of the purchased goods, the Company may in the future receive requests from users requesting reimbursement or threatening legal action against the Company if no reimbursement is made. Any resulting litigation could be costly for the Company, divert management attention and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. Any negative publicity generated as a result of fraudulent or deceptive conduct by users of AcuBid.com could damage the Company's reputation and diminish the value of its name, which could have a material adverse effect on the Company's business, results of operations and financial condition.

        Other than Company owned inventory, the Company will not pre-screen the goods that are listed by users on AcuBid.com or the contents of their listings, which may include text and images. The Company anticipates that it will receive in the future, communications alleging that certain items sold through the AcuBid.com service infringe third-party copyrights, trademarks or other intellectual property rights. While the Company's user policy prohibits the sale of goods which may infringe third-party intellectual property rights and the Company is empowered to suspend the account of any user who infringes third-party intellectual property rights, there can be no assurance that an allegation of infringement will not result in litigation against the Company. Any such litigation could be costly for the Company and could result in increased costs of doing business, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition.

        EMPLOYEES As of September 30, 1999, the Company had 12 employees: 3 senior executives responsible for contracting, procurement and purchasing, inventory oversight, and investor relations; 2 in customer/technical support; 5 in general office administration; a director of marketing; and, chief of technology. The Company has never had a work stoppage, and no employees are represented under collective bargaining agreements. The Company considers its relations with its employees to be good. The Company believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel. Competition for qualified personnel in the Company's industry and geographic location is intense, and there can be no assurance that the Company will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct its business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

        Plan of Operation. AcuBid.com Inc., online auction house, is the new business direction of the Company. The business plan, conceived in February 1999, has the company competing for a share of the very exciting on line auction business dominated presently by EBAY, Amazon.com and Yahoo. On line auctions enable buyers and sellers of specified items to come together on an informal and entertaining manner and to conduct their business.

        The Company derives revenue from listing fees, commissions received from the sale of items on it's site and sales of items for it's own account. The Company estimates that it will take at least one operating year before enough items are listed in the various categories to generate enough revenues to meet operating costs. While the Company believes that it should also profit from the purchase and sale of inventory items (items purchased for the account of AcuBid.com, Inc.), there is however no way to project profits from these transactions at this point. It is also possible that inventory transactions may result in losses rather than gains due to acquisition costs, inventory management costs, and fulfillment cost.

        The Company will incur no research and development costs over the next 12 months of operations. The company will require no significant additional equipment to meet user demand at foreseeable levels of operation. At some point additional servers and equipment will be required. At present levels of operations, the management does not believe that the number of key employees will change significantly within the next 12 months.

        The Company has organized an Advisory Board which consists of a combination of celebrities and experts in various fields in which the Company is engaged. Each member of the Advisory Board has different compensations packages based on the individual's perceived value to the Company. In exchange for the compensation, the celebrities and other Advisory Board members grant the Company the right to use their name in promotions, advertising, and marketing, as well as their endorsement of the Company. The celebrities have also agreed to be available for two hours per month for on-line chats or other promotions for the Company. Additionally, members of the Advisory Board have agreed to assist the Company in acquiring, creating and evaluating memorabilia in the respective fields. Other than the "signing" fees, none of the members of the Advisory Board receive any cash or other compensation. The Company has paid the following "signing" fees:

--------------------------------------------------------------------------------------------------------------------
                                                                               Option Exercise    Expiration Date
Name                        Cash($)        Stock (shares)    Options (Shares)       Price            of Option
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Yogi Berra                     0.00            30,000             none               N/A                N/A
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Johnny Bench              25,000.00            30,000             none               N/A                N/A
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Kurt Bevacqua                  0.00            50,000            200,000            $0.45             3/15/01
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Gale Sayers               10,000.00            10,000             none               N/A                N/A
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Rollie Fingers                 0.00            10,000             25,000            $1.75             5/5/01
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Neil Salkind                   0.00             5,000             10,000            $2.00             9/30/01
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Joe Morgan                     0.00            20,000             25,000            $0.45             3/15/01
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------

        Under the respective agreements, it is contemplated that the cash paid to Johnny Bench and Gale Sayers will be recouped out of sales of memorabilia signed by these athletes. Pursuant to the terms of the agreements with Mr. Bench and Mr. Sayers, the cash is considered to be an advance against amounts due to each of them under their respective contracts for sports memorabilia sold. Under each of the respective agreements, Mr. Bench and Mr. Sayers are to receive 70% of the gross proceeds (gross sales price less actual costs of goods) of all memorabilia sold. Thus, until the Company recoups $25,000 of gross proceeds with respect to Johnny Bench created memorabilia or $10,000 of gross proceeds with respect to Gale Sayers created memorabilia, no money will be due to either under their respective contracts.

        The Company commenced operation of its online auction house, AcuBid.com, on August 2, 1999. Since that time the company has focused on establishing commercial relationships with sellers of collectibles. Management believes that once enough items are registered for sale, buyers will be attracted to the site. When that occurs, levels of commissions and profits from Company owned inventory will grow.

        It is premature to estimate operating margins at this early stage of operations. Although there are some industry figures available (eBay) since the Company is engaged in Company to Person transactions as well as Person to Person transactions, management does not believe that there are meaningful comparisons available.

        The Company's initial thrust has been in stamps and sports memorabilia. This trend may change and management believes that antiques may well ultimately dominate the number of items for sale and the potential buyers, since there are more antique items available for collection than any other.

        The Company has not realized any significant operating revenue to date. Since the Company has no historical operating revenues to gauge future operating revenues upon, it is uncertain as to what level of revenue the Company may achieve in the next year.

        Liquidity and Capital Resources: The Company has raised $5,025,471 since the change in business direction in February 1999. The company has invested approximately $230,000 in equipment, $238,000 in inventory and, as of August 31, 1999 has spent approximately $432,000 on general administration and overhead. The Company has approximately $4 Million in cash on deposit in short term money market funds at federally insured financial institutions.

        At current operating rates the Company believes that it can satisfy its cash requirements over the next 12 months. However, the Company's long term capital requirements beyond the next 12 months will depend on many factors, including, but not limited to, the rate of market acceptance of the Company's service, the Company's ability to develop, maintain and expand its user base, the level of resources required to expand the Company's marketing and sales organization and other factors, some of which may be beyond the Company's control. A slower than expected rate of acceptance of the Company's service or lower than expected revenues generated from the service, extra-ordinary costs associated with Company to Person transactions, would materially adversely affect the Company's liquidity. The Company has no commitments for additional financing, and there can be no assurances that any such additional financing would be available in a timely manner, or, if available, would be on terms acceptable to the Company.

        Results of Operations - Fiscal Year End 1999 to Fiscal Year End 1998:

        Revenues:

        Auctions were commenced in August of 1999 and $840 of revenue was derived from these operations.

        Operating Costs and Expenses:

            Selling general and administrative, excluding depreciation -

        Selling, general and administrative costs and expenses, excluding depreciation were $515,619 in Fiscal 1999 compared to $222,972 in Fiscal 1998 for an increase of $292,647. The primary reasons for the increase were the technical development of the website, increased salaries, rent for larger facilities, increased marketing and increases in all other administrative costs, such as phone, postage, mail and other items.

        Common Stock issued and Stock Options granted as compensation -

        Common Stock and Stock Options were granted to officers, directors, Advisory Board members and other consultants in Fiscal 1999. The Company accounted for the stock issuances at its fair market value at date of issue and the options were based on their fair market value on the date of grant of the options in accordance with SFAS No. 123 and APB No. 125, as appropriate.

        Depreciation Expense -

        The increase in depreciation of $32,498 ($39,458 - $6,960) was due to a lower depreciable base in 1998.

        Other Expenses:

                Interest Expense -

        Substantially all of the interest expense for Fiscal 1999 relates to the amortization of debt discounts on notes and debentures payable which were exchanged for common stock in Fiscal 1999.

                Interest income -

        Interest income was derived from bank deposits on the funds raised from the private placements.

        Extraordinary items:

        The extraordinary gain in the amount of $72,745 represents the forgiveness of a note and the accrued interest thereon in Fiscal 1999. The $120,421 extraordinary loss represents the difference between the fair market value of 300,000 shares of common stock issued in exchange for certain notes and debentures with a carrying value of approximately $93,357.

        There were no extraordinary items in 1998.

        Discontinued operations:

        On December 2, 1999 pursuant to an action by the Board of Directors, the Company formalized its intentions to discontinue the AcuVision operations. There were no significant operations for AcuVision in Fiscal 1999. Results for Fiscal 1998 were as follows:

         Net Sales                                 $157,140.00
                                                   ===========
         Loss from discontinued operations         $(43,314.00)
                                                   ===========

        YEAR 2000 ISSUES Many current installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dated prior to the year 2000. Many companies' software and computer systems may need to be upgrade or replaced in order to correctly process dates beginning in 2000 and to comply with the "Year 2000" requirements. The Company has reviewed its internal programs and has determined that there are no significant Year 2000 issues within the Company's systems or services. However, the Company utilizes third-party equipment and software that may not be Year 2000 compliant although the Company believes that the third-party systems that are material to its business are Year 2000 compliant based on representations made by these suppliers. Failure of such third-party equipment or software to process properly dates to the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a materially adverse effect on the Company's business, results of operations and financial condition.

ITEM 3. DESCRIPTION OF PROPERTY

        Effective June 1, 1999, the Company began leasing 3,081 square foot of prime office space in the very desirable Pacific Ridge Complex in Carlsbad, California. The Company obtained the space at $1.60 per square foot, $0.30-0.40 per square foot below market. The lease is for three years, with renewal and expansion options. The Company believes that this space will provide adequate working space and environment for the technical and administrative needs of the Company and will provide the necessary high tech profile to meet with experts in the field and other interested parties. The Company believes that this office space will be adequate to meet its needs for the immediate future. Long-range future growth can be accommodated by leasing additional space nearby.

        On May 25, 1999, the Company entered into an agreement with Level 3 Communications to secure space and bandwidth for the housing of its main Web site server operations in San Diego, California. Pursuant to its agreement, the Company is required to pay Level 3 Communications $1800.00 per month which will increase as the bandwidth increases with growth.




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                                       31

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of September 30,1999 (except as otherwise indicated by footnote), certain information with respect to the number of shares of Common Stock of the Company beneficially owned by (i) each officer and director of the Company; (ii) each person known to beneficially own more than 5% of the Company's Common Stock; and, (iii) all executive officers and directors as a group:

                                                         Common Stock (1)
                                               ---------------------------------
     Name or Group(2)                          Number of Shares       % of Class
--------------------------                     ----------------       ----------
Directors:(3)
         John Irvine                             150,000                 2.40%
         Lawrence Schaffer                       346,000(4)(8)           5.53%
         Michael Schaffer                        369,500(8)              5.91%
         Norman Schwartz                         202,000(5)              3.23%
         Waddy Stephenson                        130,000(6)              2.08%

Officers:
         John Irvine                             150,000                 2.40%
         Lawrence Schaffer                       346,000(4)(8)           5.53%
         Michael Schaffer                        369,500(8)              5.91%
         Norman Schwartz                         202,000(5)              3.23%
         Richard Schwartz                         10,000(7)              0.16%
         Waddy Stephenson                        130,000(6)              2.08%

Officers and Directors as a Group:             1,207,500                19.33%

5% Beneficial Owners:(8)
         Michael Schaffer                        369,500                 5.91%
         Lawrence Schaffer                       346,000                 5.53%
         Andora Holdings Ltd.                    499,950                 5.76%
         Canadian Commercial Workers
            Industry Pension Plan                832,500                 9.59%

----------------
(1) Based on a total of 6,248,151 shares outstanding as of September 15, 1999 and includes Common Stock beneficially owned plus, where applicable, Common Stock issuable upon exercise of outstanding stock options, warrants, and/or convertible notes held only by the person or group indicated that are fully exercisable or exercisable within 60 days after September 15, 1999.

(2) The persons named in the table have sole voting and investment power with respect to all shares shown to be beneficially owned by the, subject to community property laws, where applicable, and the information contained in the footnotes to this table. Unless otherwise indicated, the business address for persons listed in the table is 1947 Camino Vida Roble, Suite 102, Carlsbad, California 92008.

(3) This table does not include stock ownership of the Company's Advisory Board, who do not exercise control and have no role in the management of the Company. Common Stock beneficially owned by members of the Advisory Board, including Common Stock issuable upon exercise of outstanding stock options, warrants, and/or convertible notes held that are fully exercisable or exercisable within 60 days after November 15, 1999 is as follows: Kurt Bevacqua - 250,000 shares; Johnny Bench - 30,000; Yogi Berra - 30,000; Joe Morgan - 45,000 shares; Rollie Fingers - 35,000 shares; and, Neil Salkind - 15,000 shares.

(4) Includes 100,000 shares of Common Stock issuable upon exercise of stock options exercisable at $0.45 per share.

(5) Includes 100,000 shares of Common Stock issuable upon exercise of stock options exercisable at $0.45 per share.

(6) Includes 100,000 shares of Common Stock issuable upon exercise of stock options exercisable at $0.45 per share.

(7) The Company has entered into an agreement with Mr. Richard Schwartz granting him 5,000 shares of Common Stock on each of September 1, 1999, December 1, 1999, and March 1, 2000. Additionally, the agreement provides that Mr. Schwartz is to receive a qualified stock option to purchase 50,000 shares of Common Stock at an exercise price of $3.00 per share, expiring on July 1, 2001. Although the Board of Directors has adopted an Incentive Stock Option Plan, it has not been approved by the shareholders and the option granted to Mr. Schwartz is contingent on that approval. Mr. Schwartz stock ownership listed in the table reflects the 5,000 shares of Common Stock already received as well as the 5,000 shares of Common Stock due on December 1, 1999.

/////

(8) In August and September, 1999, pursuant to a private placement offering, the Company issued 3,950,000 shares of Convertible Redeemable Preferred Stock which is convertible 1 share of the preferred into 0.66 shares of Common Stock beginning on February 2, 2000. Assuming that all 3,950,000 was converted on that date and no additional Common Stock was issued, there would be 8,678,851 shares of Common Stock outstanding. In that event, Lawrence Schaffer and Michael Schaffer would no longer be holders of 5% or more of the outstanding Common Stock; however, there would be two purchasers of the preferred shares that would hold in excess of 5% of the outstanding Common Stock. Andora Holdings Ltd., a Bahamian corporation whose address is c/o David Johnstone, Lennox Paton, Devonshire House, Queen Street, Nassau, Bahamas, purchased 750,000 shares of the preferred stock which would convert into 499,950 shares of Common Stock which would constitute 5.76% of Common Stock outstanding, assuming all shares of the preferred were converted. Upon inquiry, the Company has been advised that, with respect to Andora Holdings Ltd., investment decisions, as well as decisions relating to voting the Common Stock, if converted, are made by the Managing Director of Andora Holdings Ltd., David Johnstone. The Canadian Commercial Workers Industry Pension Plan, whose address is 125 Queens Plate Drive, Suite 220, Etobicoke, Ontario, Canada M9W6V1 purchased and is the beneficial owner of 1,250,000 shares of the preferred stock which would convert into 832,500 shares of Common Stock which would constitute 9.59% of Common Stock outstanding, assuming all shares of the preferred were converted. With respect to The Canadian Commercial Workers Industry Pension Plan, investment decisions, as well as decisions relating to voting the Common Stock, if converted, are made by the five member Joint Labor Management Board of Trustees. For further information on the private placement of these preferred shares, see Part II, Item 4, Recent Sales of Unregistered Securities.

        Since the Preferred Shares are convertible within sixty days of this filing, should all 3,950,000 shares convert on February 2, 1999 and assuming no additional stock was issued, there would be 8,678,851 shares outstanding and pro forma, the table of Security Ownership of Certain Beneficial Owners and Management would then be as follows:



/////



/////


                                                      Common Stock (1)
                                              ---------------------------------
       Name or Group(2)                       Number of Shares       % of Class
---------------------------                   ----------------       ----------
Directors: (3)
         John Irvine                            150,000                 1.73%
         Lawrence Schaffer                      346,000(4)(8)           3.99%
         Michael Schaffer                       369,500(8)              4.26%
         Norman Schwartz                        202,000(5)              2.33%
         Waddy Stephenson                       130,000(6)              1.50%

Officers:
         John Irvine                            150,000                 1.73%
         Lawrence Schaffer                      346,000(4)(8)           3.99%
         Michael Schaffer                       369,500(8)              4.26%
         Norman Schwartz                        202,000(5)              2.33%
         Richard Schwartz                        10,000(7)              0.11%
         Waddy Stephenson                       130,000(6)              1.50%

Officers and Directors as a Group:            1,207,500                13.92%

5% Beneficial Owners:(8)
         Andora Holdings Ltd.                   499,950                 5.76%
         Canadian Commercial Workers
           Industry Pension Plan                832,500                 9.59%


All footnotes in this pro forma table refer to the footnotes immediately preceding this table.


/////


/////


/////

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

        The Company's Directors and Executive Officers are as follows:


NAME                        AGE                POSITION
----                        ---                --------
Lawrence Schaffer            31        Director, and President

Michael Schaffer             57        Director, and Chief Executive Officer

Norman Schwartz              56        Director, Chief Financial Officer,
                                       and Vice President of Finance

John Irvine                  48        Director

Waddy Stephenson             39        Director and Vice President of
                                       Technical Development

Richard Schwartz             36        Vice President of Marketing


Biographies of Directors and Executive Officers and Key Employees.

        MICHAEL A. SCHAFFER - 57, Chief Executive Officer. Mr. Schaffer received a Bachelor of Arts degree from Hunter College in 1964 and a Juris Doctorate from Brooklyn Law School in 1967 and was admitted to the practice of law in the State of New York in 1967 and practiced law through 1974. From 1972 to 1974, Mr. Schaffer owned an interest in a broker dealer with offices in New York, New York and Los Angeles, California. Since 1975, Mr. Schaffer has been a private investor. Since 1970, Mr. Schaffer has had a high degree of involvement with collectibles, such as rare stamps. Mr. Schaffer is one of the founders of WebGalaxy, Inc., a non-reporting, publicly traded Internet service provider based in Carlsbad, California. Mr. Schaffer joined management of the Company in 1994 and since April, 1999, Mr. Schaffer has devoted 100% of his time to the Company's business.

        LAWRENCE C. SCHAFFER - 31, President. Bachelor of Arts, University of Arizona, 1991. Employed in the brokerage industry in New York as a stockbroker for four years at Guntal & Company, Janney Montgomery Scott and Natwest Investor Services. Mr. Schaffer also has experience in administration and marketing for several small-cap public companies. Mr. Schaffer has served as President of the Company when it was known as International AcuVision Systems,

Inc. since 1994. Mr. Schaffer is one of the founders of WebGalaxy, Inc., a non-reporting publicly traded Internet service provider based in Carlsbad, California. Since March, 1998, Mr. Schaffer devoted the majority of his time to his position as an officer of WebGalaxy, Inc. In February, 1999, Mr. Schaffer divided his time between the Company and WebGalaxy, Inc., spending not less than 30 hours per week on Company business. Since November, 1999, Mr. Schaffer is no longer actively participating in the management of WebGalaxy, Inc. and is devoting 100% of his time and effort on behalf of the Company.

        NORMAN A. SCHWARTZ - 56, Director, Chief Financial Officer, and Vice President of Finance. Mr. Schwartz receive a Juris Doctorate degree from the University of Arizona and a Master of Laws in Taxation from New York University and was formerly a staff member in the Office of the Chief Counsel of the Internal Revenue Service in Washington, D.C. Subsequently, Mr. Schwartz was principal and Chief Executive Officer of Oxford Financial Corporation of Phoenix, Arizona and was Chief Executive Officer and director of American Lube Centers of Houston, Texas, one of the largest franchisees of Jiffy Lube International. Mr. Schwartz is currently an officer and director of AmeriTrust, an estate planning and financial planning firm but is not actively participating in the management. Additionally, Mr. Schwartz is the sole shareholder of M & N Consulting and pursuant to an agreement with that entity, Mr. Schwartz is devoting 100 % of his time to the Company's business. Mr. Schwartz joined the management of the Company in February, 1999.

        JOHN S. IRVINE -..48 Director. BA & MBA, Western University, Toronto Canada. John is President of both Affinity TeleSystems Inc. of Canada and U.S.A. Affinity TeleSystems. Affinity is a marketing management company in the telecommunications field with strong affiliation to the labor movement. Prior to founding Affinity, Mr. Irvine was employed in senior management positions in the Banking and Office products industries. Mr. Irvine is an officer and director of WebGalaxy, Inc., a non-reporting publicly traded Internet service provider based in Carlsbad, California. Other than acting as a Director, Mr. Irvine is not involved in the day-to-day management of the Company.

        WADDY STEPHENSON - 39, Director, Vice President of Technical Development. Mr. Stephenson received a Bachelors Degree in Computer Science and Mathematics from the University of North Florida in 1985. Mr. Stephenson has worked on client/server based application for the past fifteen years. Since 1986, Mr. Stephenson has worked on Internet based applications for both commercial and Government agencies, including DirecTv, InfusionCom, and the United States Marine Corps. Mr. Stephenson is the sole shareholder of Software Initiatives, a software consulting firm. Through Software Initiative, Mr. Stephenson does some work for other companies; however, since May 1, 1999 when he joined the Company, Mr. Stephenson has devoted not less than 40 hours per week to the Company's business.

        RICHARD SCHWARTZ - 36, Vice President, Marketing. Bachelor of Arts, University of Southern California. MBA, University of Southern California. Consumer Marketing experience includes Marketing Manager for both The Upper Deck Company and Nestle USA. Mr. Schwartz also worked for Macy's California as a Group Sales Manager and in other merchandising management roles. Mr. Schwartz joined the Company on August 1, 1999 and devotes 100% of his time to the business of the Company. Michael Schaffer and Lawrence Schaffer are father and son, respectively. Norman Schwartz and Richard Schwartz do not share a familial relationship. All directors hold office until the next annual meeting of the shareholders and until their successors are elected. Officers serve at the discretion of the Board of Directors and their salaries are subject to review and adjustment from time to time by the Board.

        At present, there are no committees of the Board. There are no arrangements or understanding between any director and any other person pursuant to which any person was elected or nominated as a director.

        The Company's Bylaws provide that the size of the Board of Directors shall be between 1 and 7 members with the exact number within that range determined from time to time by resolution of the Board of Directors. There are presently 5 authorized positions as members of the Board, none of which are vacant. Norman Schwartz, Lawrence Schaffer, and Michael Schaffer were elected at the last annual meeting of shareholders held in March, 1999. The remaining directors were appointed to the Board to serve until the next annual meeting.


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                                       38

ITEM 6. EXECUTIVE COMPENSATION


        The following Summary Compensation Table indicates the cash compensation, as well as other compensation, paid or accrued, for the period September 1, 1998 through August 31, 1999 to the Officers and Directors of the Company. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in the applicable period. The following information includes the dollar value of base salaries bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                                                                             Long Term Compensation
                                                                        ------------------------------------------------------------
                                  Annual Compensation                              Awards                           Payouts
                         ------------------------------------------     ------------------------------     -------------------------
(a)                      (b)        (c)        (d)          (e)           (f)              (g)               (h)             (i)

Name                                                       Other
and                                                        Annual       Restricted      Securities                        All Other
Principal                                                  Compen-         Stock        Underlying           LTIP          Compen-
Position                 Year     Salary($)   Bonus($)    sation($)     Award(s)($)    Options/SARs(#)     Payouts($)      sation($)
----------------         ----     ---------   --------    ---------     -----------    ---------------     ----------     ----------
Michael Schaffer         1999     $25,000       -0-          -0-          65,000             -0-              -0-            -0-
CEO Director

Lawrence Schaffer        1999     $25,000       -0-        $5,172(1)      32,500           100,000            -0-            -0-
President Director

Norman Schwartz          1999     $34,000       -0-          -0-          32,500           100,000            -0-            -0-
CFO & VP Finance
Director

Waddy Stephenson         1999     $33,332       -0-          -0-          60,600           100,000            -0-            -0-
VP Technical
Director

Richard Schwartz         1999     $13,500       -0-          -0-          60,000            50,000            -0-            -0-
VP Marketing

John Irvine              1999       -0-         -0-          -0-          65,000           100,000            -0-            -0-
Director

---------------------
(1) With the exception of the $5172 payable to Lawrence Schaffer for a car allowance, no amounts are shown in the table with respect to any other perquisites paid to any named officer because the aggregate amount of such perquisites (e.g. auto allowance) did not exceed the lesser of (i) $50,000 or (ii) 10% of the total annual salary and bonus of any named officer.

STOCK OPTIONS

             Option/SAR Grants in the Period 9/1/98 through 8/31/99


     (a)                       (b)            (c)             (d)            (e)
                           Number of      % of Total
                           Securities     Options/SARs
                           Underlying     Granted to       Exercise or
                           Options/SARs   Employees in     Base           Expiration
     Name                  Granted(#)     Fiscal Year(4)   Price($/Sh)       Date
-----------------          ------------   --------------   ------------   -----------
Michael Schaffer              -0-           N/A                N/A            N/A

Lawrence Schaffer(1)        100,000         13.4%             $0.45          3/15/01

Norman Schwartz(1)          100,000         13.4%             $0.45          3/15/01

Waddy Stephenson(1)         100,000         13.4%             $0.45          3/15/01

John Irvine(2)              100,000         13.4%             $0.45          3/15/01

Richard Schwartz(3)          50.000          6.7%             $3.00          7/01/01

--------------

(1) Represents options to acquire 100,000 shares of stock at $0.45 per share which is 100% vested.

(2)     Mr. Irvine has exercised his option.

(3) Although the Board of Directors has adopted an Incentive Stock Option Plan, it has not been approved by the shareholders and the option granted to Mr. Schwartz is contingent on that approval.

(4)     This calculation includes options issued to members of the Advisory
        Board.

        The Board of Directors has approved an Incentive Equity Plan and a Stock Option Plan for Non-Employee Directors, however, the Plans have not been approved by the Shareholders. Currently, stock options and stock compensation award may be granted to employees, officers and directors form time to time at the discretion of the Board of Directors. See, "Stock Option and Compensation Plans" below.

             Aggregated Option/SAR Exercises in the Last Fiscal Year
                      and Fiscal Year End Option/SAR Values


       (a)                      (b)                 (c)                  (d)              (e)
                                                                      Number of
                                                                      Securities         Value of
                                                                      Underlying        Unexercised
                                                                      Unexercised       In-the-Money
                                                                      Options/SARs      Options/SARs
                                                                      at FY-End (#)     at FY-End ($)
                                                                     --------------     -------------
                           Shares Acquired                            Exercisable/      Exercisable/
      Name                 on Exercise(#)     Value Realized($)      Unexercisable      Unexercisable
-------------------        ---------------    -----------------      -------------      --------------
Michael Schaffer                N/A                  N/A                  N/A                N/A

Lawrence Schaffer(1)            -0-                  -0-                100,000/           $217,000/

Norman Schwartz(1)              -0-                  -0-                100,000/           $217,000/

Waddy Stephenson(1)             -0-                  -0-                100,000/           $217,000/

John Irvine(2)                100,000             $217,000                N/A                 N/A

Richard Schwartz(3)             -0-                  -0-               0/50,000               0/0


        The value of unexercised in-the-money options is based upon a fair market value of the stock on August 31, 1999 of $2 5/8, the closing price in the OTC market on that date.

        The Company currently does not have any compensation plans involving long-term incentive or deferred pension or profit sharing plans for it executive officers. The Board of Directors has approved an Incentive Equity Plan and a Stock Option Plan for Non-Employee Directors, however, the Plans have not been approved by the Shareholders. Currently, stock options and stock compensation award may be granted to employees, officers and directors form time to time at the discretion of the Board of Directors. See, "Stock Option and Compensation Plans" below.

        Employment Agreements

        On April 26, 1999, the Company entered into a one year employment agreement with Waddy Stephenson, the Company's Vice President of Technical Development commencing on May 1, 1999. The Company will pay Mr. Stephenson $8,333.33 per month or $100,000 for the year. Pursuant to the agreement, Mr. Stephenson received 30,000 shares of Common Stock for services previously rendered and an option to purchase 100,000 shares of the Company's common stock at $0.45 per share. The Company anticipates that at the end of the one year term, it will enter into a new employment agreement with Mr. Stephenson.

        The Company has entered into a one year employment agreement with Mr. Richard Schwartz, Vice President of Marketing, commencing on August 1, 1999. The Company will pay Mr. Richard Schwartz $7,000.00 per month or $84,000 per year. Pursuant to the agreement, Mr. Schwartz was granted 5000 shares of Common Stock on each of September 1, 1999, December 1, 1999, and March 1, 2000. Additionally, the agreement provides that Mr. Schwartz is to receive a qualified stock option to purchase 50,000 shares of Common Stock at an exercise price of $3.00 per share, expiring on July 1, 2001. There are no other terms affecting Mr. Schwartz employment.

        Compensation of Directors

        Officers of the Company receive no additional compensation for their services as directors. Directors of the Company currently receive no cash compensation for their attendance at Board meetings except reimbursement for travel expenses. Although no other compensation is currently contemplated for directors of the Company, the Board reserves the right to change its policy as to compensation of directors from time to time based upon the financial condition of the Company, future performance and other relevant factors.

        Stock Option Plans

        Effective August, 1999, the Company adopted two stock option plans: the 1999 Incentive Equity Plan (the "Incentive Plan") and the 1999 Stock Option Plan For Non-employee Directors (the "Directors Plan"). Options granted under these plans are subject to approval of the stockholders at the next annual meeting. To date no options have been granted under the Directors Plan.

        The Incentive Equity Plan

        The following general description of certain features of the Incentive Plan is qualified in its entirety by reference to the Incentive Plan. The purpose of the Incentive Plan is to enable the Company to attract officers and other key employees and consultants and to provide them with appropriate incentives and rewards for superior performance. The Incentive Plan affords the Company the ability to respond to changes in the competitive and legal environments by providing the Company with greater flexibility in key employee and executive compensation. This plan is designed to be an omnibus plan allowing the company to grant a wide range of compensatory awards including stock options, stock appreciation rights, restricted stock, deferred stock and performance shares or units. The Incentive Plan is intended to encourage stock ownership by recipients by providing for or increasing their proprietary interests in the Company, thereby encouraging them to remain in the Company's employment. The Incentive Plan has been prepared to comply with all applicable tax and securities laws, including Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and state and federal tax laws.

        Subject to adjustment as provided in the Incentive Plan, the number of shares of Common Stock that may be issued or transferred, plus the amount of shares of Common Stock covered by outstanding awards granted under the Incentive Plan, shall not in the aggregate exceed 1,500,000 shares. The number of Performance Units granted under the Incentive Plan shall not in the aggregate exceed 100,000. The number of shares of Common Stock granted under the Incentive Plan to any individual in any calendar year shall not in the aggregate exceed 100,000.

        Officers, including officers who are members of the Board of Directors, and other key employees of and consultants to the Company may be selected by the Committee (as defined below) to receive benefits under the Incentive Plan.

        The Incentive Plan authorizes the granting of options to purchase shares of Common Stock ("Option Rights"), stock appreciation rights ("Appreciation Rights"), restricted shares ("Restricted Shares"), deferred shares ("Deferred Shares"), performance shares ("Performance Shares") and performance units ("Performance Units").

        Option Rights. The Committee may grant Option Rights that entitle the optionee to purchase shares of Common Stock at a price less than, equal to or greater than market value on the date of grant. The option price is payable at the time of exercise (i) in cash or cash equivalent, (ii) by the transfer to the Company of shares of Common Stock that are already owned by the optionee and have a value at the time of exercise equal to the option price, (iii) with any other legal consideration the Committee may deem appropriate or (iv) by any combination of the foregoing methods of payment. Any grant may provide for deferred payment of the option price from the proceeds of sale through a broker on the date of exercise of some or all of the shares of Common Stock to which the exercise relates. The Committee has the authority to specify at any time that Restricted Shares or other shares of Common Stock which are subject to risk of forfeiture or restrictions on transfer will be accepted for part or all of the option price. In such event, the Committee may provide that the shares of Common Stock received upon exercise of the stock option will not be subject to the same risks of forfeiture or restrictions on transfer which applied to the shares used as payment for the option price. The Committee may also provide that additional Option Rights will automatically be granted to an optionee upon the exercise of Option Rights.

        Option Rights granted under the Incentive Plan may be Option Rights that are intended to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986 ("Code") or Option Rights that are not intended to so qualify. The Incentive Plan permits the granting of incentive stock options or non-qualified stock options at the discretion of the Committee. The exercise price for nonqualified stock options granted may not be less than 85% of the fair market value per share of Common Stock on the date of grant. The exercise price for ISOs may not be less than the fair market value per share of Common Stock on the date of grant, and ISOs granted to persons owning more than 10% of the Company's voting stock must have an exercise price of not less than 110% of the fair market value per share of Common Stock on the date of grant. All options granted must be exercised within ten years of grant, except that ISOs granted to 10% or more stockholders must be exercised within five years of grant. The aggregate market value (as determined as of the date of grant) of the Common Stock for which any optionee may be awarded ISOs which are first exercisable by such optionee during any calendar year may not exceed $100,000. At or after the date of grant of any non-qualified Option Rights, the Committee may provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis or may provide that dividend equivalents be credited against the option price.

        Each grant must specify the conditions, including as and to the extent determined by the Committee, the period or periods of continuous employment or continuous engagement of consulting services of the optionee by the Company or any subsidiary, or the achievement of Management Objectives (as defined in the Incentive Plan), that are necessary before the Option Rights will become exercisable, and may provide for the earlier exercise of the Option Rights, including, without limitation, in the event of a change in control of the Company or other similar transaction or event. Successive grants may be made to the same optionee regardless of whether Option Rights previously granted to him or her remain unexercised.

        Appreciation Rights. Appreciation Rights granted under the Incentive Plan may be either free-standing or granted in tandem with Option Rights. An Appreciation Right represents the right to receive from the Company the difference ("Spread"), or a percentage thereof not in excess of 100 percent, between the base price per share of Common Stock in the case of a free-standing Appreciation Right, or the option price of the related Option Right in the case of a tandem Appreciation Right, and the market value of the Common Stock on the date of exercise of the Appreciation Right. Tandem Appreciation Rights may only be exercised at a time when the related Option Right is exercisable and the Spread is positive, and the exercise of a tandem Appreciation Right requires the surrender of the related Option Right for cancellation.

        A free-standing Appreciation Right must have a base price that is at least equal to the fair market value of a share of Common Stock on the date of grant, must specify the conditions, including as and to the extent determined by the Committee, the period of continuous employment or continuous engagement of consulting services, or the achievement of Management Objectives, that are necessary before the Appreciation Right becomes exercisable (except that it may provide for its earlier exercise, including, without limitation, in the event of a change in control of the Company or other similar transaction or event) and may not be exercised more than 10 years from the date of grant. Any grant of Appreciation Rights may specify that the amount payable by the Company upon exercise may be paid in cash, shares of Common Stock or a combination thereof, and the Committee may either reserve or grant to the recipient the right to elect among those alternatives. The Committee may provide with respect to any grant of Appreciation Rights for the payment of dividend equivalents thereon in cash or Common Stock on a current, deferred or contingent basis.

        Restricted Shares. An award of Restricted Shares involves the immediate transfer by the Company to a participant of ownership of a specific number of shares of Common Stock in consideration of the performance of services or, as and to the extent determined by the Committee, the achievement of Management Objectives. The participant is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration from the participant or in consideration of a payment by the participant that is less than the market value of the shares on the date of grant, as the Committee may determine.

        Restricted Shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve the Company as an officer or other key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Committee for the period during which the forfeiture provisions are to continue. The Committee may provide for a shorter period during which the forfeiture provisions are to apply, including, without limitation, in the event of a change in control of the Company or other similar transaction or event.

        Deferred Shares. An award of Deferred Shares constitutes an agreement by the Company to deliver shares of Common Stock to the participant in the future in consideration of the performance of services, subject to the fulfillment of such conditions during the Deferral Period (as defined in the Incentive Plan) as the Committee may specify. During the Deferral Period, the participant has no right to transfer any rights under the award and no right to vote the shares covered by the award. On or after the date of any grant of Deferred Shares, the Committee may authorize the payment of dividend equivalents thereon on a current, deferred or contingent basis in either cash or additional shares of Common Stock. Grants of Deferred Shares may be made without additional consideration from the participant or for consideration in an amount that is less than the market value of the shares on the date of grant. Deferred Shares must be subject to a Deferral Period, as determined by the Committee on the date of grant, except that the Committee may provide for a shorter Deferral Period, including, without limitation, in the event of a change in control of the Company or other similar transaction or event.

        Performance Shares and Performance Units. A Performance Share is the equivalent of one share of Common Stock, and a Performance Unit is the equivalent of $1.00. A participant may be granted any number of Performance Shares or Performance Units. The participant will be given one or more Management Objectives to meet within a specified period ("Performance Period") which may be subject to earlier termination, including, without limitation, in the event of a change in control of the Company or other similar transaction or event. A minimum level of acceptable achievement will also be established by the Committee. If by the end of the Performance Period the participant has achieved the specified Management Objectives, he or she will be deemed to have fully earned the Performance Shares or Performance Units. If the participant has not achieved the Management Objectives but has attained or exceeded the predetermined minimum level of acceptable achievement, he or she will be deemed to have partly earned the Performance Shares or Performance Units in accordance with a predetermined formula. To the extent earned, the Performance Shares or Performance Units will be paid to the participant at the time and in the manner determined by the committee in cash, shares of Common Stock or any combination thereof, and the Committee may either grant to the recipient or retain the right to elect among these alternatives. At or after the date of grant of any Performance Shares, the Committee may provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis.

        Management Objectives mean the achievement of performance objectives established pursuant to the Incentive Plan. The Committee may adjust Management Objectives and related minimum acceptable levels of achievement if events or transactions have occurred after the date an award was granted that are unrelated to the performance of the participant and result in distortion of the Management Objectives or the related minimum levels. Management Objectives may be described in terms of either Company-wide objectives or objectives that are related to the performance of the individual participant or the division, subsidiary, department or function within the Company or a subsidiary in which the participant is employed or with respect to which the participant provides consulting services.

        No Option Right, or other "derivative security" within the meaning of Rule 16b-3 under the Exchange Act, is transferable by a participant except by will or the laws of descent and distribution. Option Rights and Appreciation Rights may not be exercised during a participant's lifetime except by the participant or, in the event of his or her incapacity, by his or her guardian or legal representative acting in a fiduciary capacity on behalf of the participant under state law and court supervision.

        The maximum number of shares of Common Stock that may be issued or transferred under the Incentive Plan, the number of shares covered by outstanding awards and the option prices or base prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalization, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar transactions or events. In the event of any such transaction or event, the Committee may in its discretion provide in substitution for any or all outstanding awards under the Incentive Plan such alternative consideration as it may in good faith determine to be equitable in the circumstances and may require the surrender of all awards so replaced.

        The Incentive Plan is to be administered by a committee ("Committee") of the Board of Directors which shall consist of not less than two directors, each of whom is a "disinterested person" within the meaning of Rule 16b-3 under the Exchange Act. In connection with its administration of the Incentive Plan, the Committee is authorized to interpret the Incentive Plan and related agreements and other documents. The Committee may make grants to participants under any or a combination of all of the various categories of awards that are authorized under the Incentive Plan. The Committee may with the concurrence of the affected participant cancel any agreement evidencing an award granted under the Incentive Plan. In the event of any such cancellation, the Committee may authorize the granting of a new award under the Incentive Plan in such manner, at such price and subject to such other terms, conditions and discretion as would have been applicable under the Incentive Plan had the canceled award not been granted. The Committee may also grant any award or combination of awards authorized under the Incentive Plan, including without limitation an award that as granted prior to the adoption of the Incentive Plan, and any such award or combination of awards so granted under the Incentive Plan may or may not cover he same number of shares of Common Stock as had been covered by the canceled award and will be subject to such other terms, conditions and discretion as would have been permitted under the Incentive Plan had the canceled award not been granted.

        The Incentive Plan may be amended from time to time by the Committee, but without further approval by the Stockholders of the Company no such amendment (unless expressly allowed pursuant to the adjustment provisions described above) may (i) increase the aggregate number of shares that may be issued or transferred plus the amount of shares covered by outstanding awards, or increase the aggregate number of Performance Units that may be granted thereunder or (ii) otherwise cause Rule 16b-3 under the Exchange Act to cease to be applicable to the Incentive Plan.

        The Directors Plan

        The following general description of certain features of the Directors Plan is qualified in its entirety by reference to the Directors Plan. The Directors Plan is intended to encourage outside Directors of the Company to own shares of the Company's stock and thereby to align their interests more closely with the interests of the other stockholders of the Company, to encourage the highest level of outside Director performance by providing such Directors with a direct interest in the Company's attainment of its financial goals, and to provide financial incentives that will help attract and retain the most qualified outside Directors.

        The Directors Plan will be administered by a committee ("Committee") of the Board of Directors, consisting of not less than two members of the Board. Only members of the Board of Directors who are not employees of the Company (each a "Director") will be eligible to participate in the Directors Plan. For purposes of the Directors Plan, an "employee" is a person whose compensation from the Company is subject to withholding under the Internal Revenue Code of 1986.

        Subject to adjustment as described below, the number of shares issued or transferred, plus the number of shares covered by outstanding options under the Directors Plan shall not exceed 250,000 shares of Common Stock. Shares of Common Stock covered by an option, which is canceled or terminated, will again be available to be issued or to be the subject of a stock option granted under the Directors Plan.

        Each nonemployee Director of the Company, who is a Director on the effective date of the Directors Plan is granted an immediate option to purchase 3,000 shares of Common Stock, and will also receive automatic grants of additional options to purchase 3,000 shares of Common Stock on the first day after each succeeding annual meeting thereafter for so long as he or she continues to serve as a Director. Individuals becoming Directors after the effective date of the Directors Plan receive an immediate option to purchase 3,000 shares of Common Stock, and will also receive automatic grants of additional options to purchase 3,000 shares of Common Stock on the first day following the next annual stockholder's meeting thereafter, for so long as he or she continues to serve as a Director, provided that he or she has served as a Director for at least six months prior thereto.

        The exercise price of the options granted is equal to the fair market value per share of Common Stock on the date of grant. Options granted under the Directors Plan shall become exercisable to the extent of 20% of the Common Shares subject thereto on the Date of Grant and to the extent of an additional 20% of the Common Shares subject thereto after each of the first four anniversaries of such date, for so long as the Optionee continues to serve as a member of the Board. To the extent exercisable, each Nonqualified Option shall be exercisable in whole or in part from time to time.

        In the event a grantee ceases to be a Director of the Company, vested options granted to nonemployee Directors must be exercised within three months after the Director's termination (in the event that termination was due to other than death or disability), or one year after termination (in the event that termination was due to death or disability), or by the tenth anniversary of the date of grant, whichever occurs first. All awards under the Directors Plan may be only non-qualified stock options.

        The purchase price of stock options granted under the Directors Plan may be paid in cash, shares of Common Stock held by the optionee for at least six months, or a combination thereof. Shares of Common Stock issued pursuant to the Directors Plan may be authorized but unissued shares or treasury shares. Fractional shares will not be issued in connection with the exercise of a stock option, and cash in lieu thereof will be paid by the Company.

        Upon a Change in Control, all Option Rights that would become exercisable through the Company's next annual stockholders' meeting following a Change in Control will become immediately exercisable in full. If any event or series of events constituting a Change in Control is abandoned, the effect thereof will be null and the exercisability of Option Rights will be governed by the provisions of the Directors Plan described above. The Directors Plan defines a Change in Control as the occurrence of any of the following events: (i) execution by the Company of an agreement for the merger, consolidation or reorganization into or with another corporation or other legal person, unless as a result of such transaction not less than a majority of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by holders of securities entitled to vote generally in the election of Directors of the Company ("Voting Securities") immediately prior to such transaction; (ii) execution by the Company of an agreement for the sale or other transfer of all or substantially all of its assets to another corporation or legal person, unless as a result of such transaction not less than a majority of the combined voting power of the then-outstanding securities of such corporation or legal person immediately after such transaction is held in the aggregate by the holders of Voting Securities of the Company immediately prior to such transaction; (iii) a report is filed on Schedule 13D or Schedule 14D-1 disclosing that any person (other than a person who holds more than 10% of the Common Stock on the date of consummation of the Offering) has or intends to become the beneficial owner of a majority or more of the combined voting power of the then-outstanding Voting Securities; (iv) during any period of two consecutive years, individuals who at the beginning of any such period constitute at least a majority thereof (each Director first elected or first nominated for election by a vote of at least two-thirds of the Directors then in office who were Directors of the Company at the beginning of any such period being deemed to have been a Director of the Company at the beginning of such period); or (v) the Company adopts a plan for the liquidation or dissolution of the Company other than pursuant to a merger, consolidation or reorganization which would not constitute a Change in Control, as described in clause (i) above.

        The Committee will make or provide for adjustments to the maximum number of shares issuable pursuant to the Directors Plan, the number and kind of shares of Common Stock or other securities that are covered by outstanding options, and the option price applicable to outstanding options as the Committee will in good faith determine to be equitably required to prevent dilution or expansion of the rights of optionees which would otherwise result from any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of warrants or other rights to purchase securities or any other corporate transaction or event having an effect similar to any of the foregoing.

        The Board may at any time amend or terminate the Directors Plan. Notwithstanding the foregoing, (i) except for the adjustments described above, without the approval of the stockholders of the Company, no such amendment will increase the maximum number of shares covered by the Directors Plan, materially modify the requirements as to eligibility for participation in the Directors Plan, or otherwise cause the Director Plan or any grant, award or election made pursuant thereto to cease to satisfy any applicable condition of Rule 16b-3 promulgated under the Exchange Act, (ii) no such amendment will cause any Director to fail to qualify as a "disinterested person" within the meaning of Rule 16b-3, (iii) provisions relating to the amount and price of securities to be awarded ant the timing of awards under the Director Plan will not be amended more than once every six months, other than to comport with changes in the Code, the Employment Retirement Income Security Act, or the rules promulgated thereunder and (iv) no amendment or termination will adversely affect any outstanding award without the consent of the Director holding such award.

        No Option Rights may be granted under the Directors Plan more than ten years after the date of approval of the Directors Plan by the Company's stockholders.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        No relationship or related transactions exist of the type required to be reported under this Item 7.


ITEM 8. DESCRIPTION OF SECURITIES

        Common Stock

        The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.001 par value, of which 5,698,151 were outstanding on September 15, 1999. Holders of shares of Common Stock are entitled to one vote for each share on all matter to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividend, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company=s common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of common Stock are fully paid and non-assessable. The Company has never paid cash dividends on its Common Stock.

        Preferred Stock

        The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, $0.001 par value. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

        The Company currently has outstanding 3,950,000 shares of Series A Preferred Stock with a stated value of $1.00 per share. The Series A Preferred Stock will pay interest at the rate of 6% per annum calculated on the $1.00 per share stated value. The interest is payable on the first of each of August and February commencing February 1, 2000. Holders of the Series A Preferred will not be entitled to vote at meetings of shareholders.

        Commencing on February 1, 2000, holders of the Series A Preferred Stock can convert all or part of the preferred shares into Common Stock, as described above in the following timetable and the following amounts:


-------------------------------------------------------------------------------------------------------------
                   Time of Conversion                            Number of Common Shares to be Issued
------------------------------------------------------        -----------------------------------------------
During the Period February 2, 2000 up to and including        0.66 Common Shares for each Preferred Share
January 31, 2001
------------------------------------------------------        -----------------------------------------------
During the period February 1, 2001 up to and including        0.40 Common Shares for each Preferred Share
January 31, 2002
------------------------------------------------------        -----------------------------------------------
During the period February 1, 2002 up to and including        0.285 Common Shares for each Preferred Share
January 31, 2003
------------------------------------------------------        -----------------------------------------------
During the period February 1, 2003 up to and including        0.20 Common Shares for each Preferred Share
January 31, 2004
-------------------------------------------------------------------------------------------------------------

        After August 1, 2004, the holders of the Series A Preferred Stock have the right to require the Company to redeem any or all of the Series A Preferred shares by paying the holder of the Preferred $1.00 per share together with any unpaid cumulative dividends.

        Pursuant to a formula, the conversion price of the Series A Preferred shares will be adjusted in the event of a Common Share reorganization defined as: (i) a Common Stock dividend; (ii) a distribution of Common Stock to holders of Common Stock; (iii) a stock split; or, (iv) a reverse stock split. In the event of such Common Stock reorganization, the Conversion Price for the Series A Preferred will be proportionately adjusted by multiplying the Conversion Price by the quotient of the number of shares outstanding before the Common Stock reorganization divided by the number of Common Shares outstanding after the Common Stock reorganization .

        In the event that the Company files a Registration Statement with the Securities and Exchange Commission (the"Commission"), to register any of its equity securities, the holders of the Series A Preferred Shares have "piggyback" rights to register for resale any Common Stock. In the event the Company files a registration statement seeking to raise $20 Million or more in gross proceeds, all Preferred Shares will be converted into Common Shares effective as of the date of the registration statement. Such shares to be registered are subject to a pro rata reduction or exclusion from the offering at the request of the managing underwriter.

        Additionally, the Series A Preferred shareholders will receive one common share purchase warrant for each two Series A Preferred shares purchased. On and after February 2, 2000, each common share purchase warrant will entitle the shareholder to purchase one Common Share ("Warrant Share") at an exercise price of $2.00 per Warrant Share from and including February 1, 2000, and up to and including February 1, 2001. Thereafter, until the warrants expire at the close of business July 31, 2004 a Warrant Share can be purchased for $3.00 per share.

        The Preferred Shares can only be transferred to another holder with the consent of the Company's Board of Directors.

                                    PART II.

ITEM 1. Market Price of and Dividend on the Registrant's Common Equity and Related Stockholder Matters.

        The Company's Common Stock has been publicly traded in the over-the-counter market and quoted on the Nasdaq electronic OTC Bulletin Board since March, 1999 under the trading symbol, "EBID". Prior to that, the Company's stock traded on the Vancouver Stock Exchange since February, 1985 and since August 26, 1997, the Company's stock has traded in the over-the-counter market and quoted on the OTC Bulletin Board under the symbol IACV The OTC Bulletin Board is an electronic quotation service that displays real-time quotes, last sale prices and volume information in certain and domestic foreign issuers whose securities are traded in the over-the-counter market.

        No dividends on the Company's Common stock have been declared or paid since the Company's inception. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. As of September 15, 1999 there were approximately 3203 holders of record of the Company's Common Stock and 20 holders of the Company's Series A Convertible Preferred Stock.

        Although a limited volume of trading occurred, to the best of the Company's knowledge there was little active trading in the over-the-counter market between September 1, 1998 and March, 1999. The following states the range of high and low bid prices for the each quarter of the last two fiscal years:

Calendar Quarter Ending(1)                     High             Low
--------------------------                   ---------        --------
November 30, 1997                             $0.63            $0.50
February 28, 1998                             $0.5625          $0.25
May 31, 1998                                  $0.25            $0.1875
August 31, 1998                               $0.1875          $0.10
November 30, 1998                             $0.10            $0.04
February 28, 1999                             $0.20            $0.04
May 31, 1999 (2)                              $4.25            $0.20
August 31, 1999                               $8.00            $2.50


(1) The High/Low bid prices for each quarter of the last fiscal year was obtained from Nasdaq Trading and Market Services. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(2) At the Company's annual meeting on March 15, 1999, the Company's authorized common shares was consolidated from 20,000,000 common shares $.001 par value into 10,000,000 common shares $.001 par value, such that every two old common shares were consolidated into one new common share. The Board of Directors was authorized if it deemed appropriate, to later increase the number of common shares which the Company is authorized to issue 50,000,000 common shares $.001 par value. Subsequent to Annual General Meeting, the Board of Directors authorized a change in the name of the Company of AcuBid.com, Inc, an increase in the authorized shares to 50,000,000, Accordingly, prices reflected above for the period November 30, 1997 through February 28, 1999 have been adjusted to reflect the effect of the 2 to 1 consolidation.

        Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are ineligible for listing on the Nasdaq Over-the-Counter Bulletin Board ("OTCBB"). Pursuant to the Rule, issuers who are not current with such filings are subject to having the quotation of their securities removed from the OTCBB pursuant to a phase in schedule depending on each issuer's trading symbol as reported on January 4, 1999 and thereafter may quote its Common

Stock on the National Quotation Bureau "Pink Sheets." As previously discussed, the Company's phase in schedule, the Company is subject to having the quotation of its securities removed from the OTCBB on December 16, 1999, until the Company becomes compliant with the Rule. One month prior to having the quotation of their securities removed from the OTCBB, non complying issuers will have their trading symbol appended with an "E".

        The Company is not currently in compliance with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Exchange Act. The Company has filed this Registration Statement on Form 10SB in or to become a reporting company and therefore comply with the Rule. However, the Company will remain subject to having quotation of its securities removed from the OTCBB on December 15, 1999 and trading of its securities thereafter on the Pink Sheets, until such time as the Securities and Exchange Commission (the"Commission") has reviewed the Company=s Form 10SB and has stated that it has no further comments. Should the Commission fail to clear all comments prior to December 15, 1999, quotation of the Company's securities will be removed from the OTCBB and thereafter traded on the Pink Sheets until such time as the Registration Statement is cleared by the Commission. Once the Company has complied with the Rule, it will once again become eligible for quotation on the OTCBB and will seek to be reinstated on the OTCBB or other appropriate exchange.

ITEM 2. Legal Proceedings.

        As of the date of this filing, there are no material legal proceedings pending.


ITEM 3. Changes in and Disagreements with Accountants.

        From September 2, 1997, until March, 1999, the Company's accountant's were Elliot Tulk Pryce Anderson ("Elliot Tulk"), 750 W. Pender, Suite 1101 Vancouver, B.C. V6C2T8. During this period of time, the Company's stock was traded on the Vancouver Stock Exchange and the Company was required to have its financial statements audited in accordance with Canadian accounting principles. The Company voluntarily delisted its stock on the Vancouver Stock Exchange on March 15, 1999 and terminated the services of Elliot Tulk Pryce Anderson. This action was approved by the Company's Board of Directors.

        Elliot Tulk's report on the financial statements for each of the fiscal years ending August 31, 1998 and August 31, 1997 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Elliot Tulk on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

        The Company then retained Kelly & Company, 3931 MacArthur Boulevard, Suite 205, Newport Beach, California 92660 to re-audit the Company's financial statements for fiscal years ending August 31, 1998 and August 31, 1997 in accordance with United States Generally Accepted Accounting Principles. The Company subsequently terminated the services of Kelly & Company as their auditors. This action was approved by the Company's Board of Directors.

        Kelly & Company's report on the financial statements for each of the fiscal years ending August 31, 1998 and August 31, 1997 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Kelly & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

        On October 7, 1999, the Company engaged the firm of Israeloff Trattner & Company, 11 Sunrise Plaza, Valley Stream , New York 11580 as principal accountants to audit the Company's financial statements. The Company did not consult Israeloff Trattner & Company on any matter required to be reported in this Item.

ITEM 4. Recent Sales of Unregistered Securities.

        During the last three years, the Company has sold the following securities without registering them under the Securities Act of 1933 (the "Securities Act"):

        In 1996, the Company sold 100,000 shares of its Common Stock at $0.60 per share with non-transferable warrants to purchase and additional 100,000 shares any time through January 15, 1997 at an exercise price of $0.70 Canadian per share ($0.52 U.S. at the date of issuance). In January, 1997, prior to expiration, the warrants to purchase 100,000 shares were exercised, and the Company realized proceeds of $51,128.

        During fiscal year 1997, options to purchase 113,750 shares of Common Stock were exercised, from which the Company realized $79,810.

        In April, 1997, the Company issued 20,000 shares of its Common Stock in settlement of $30,660 owed to a vendor.

        In April, 1997, the Company issued a total 24,790 shares of its Common Stock to an employee and two officers in satisfaction of unpaid salaries of $37,000 owed to these individuals. The market value of the shares issued in satisfaction exceed the amounts owed by $10,433.

        In April, 1997, the Company sold 100,000 units in a private placement at $1.66 Canadian per unit ($1.20 U.S. per unit at the date of issuance). Each unit consisted of one share of the Company's common stock and one transferable common stock purchase warrant. The warrants were exercisable immediately, and each warrant entitled the holder to purchase one share of common stock at a price of $1.66 Canadian per share ($1.20 U.S. per share at the date of issuance) through February 14, 1998 and $ 1.92 Canadian per share ($1.20 U.S. per share at the date of issuance ) thereafter through February 14, 1999. Total proceeds from this offering was $120,177. As of August 31, 1998 all of these warrants were outstanding and expired in February, 1999.

        In fiscal year 1996, the Company granted options to purchase 212,500 shares of is Common Stock to officers, directors, and employees of the Company, which expired in January and May, 1998. Exercise prices ranged from $0.70 the $1.58 Canadian per share ($0.66 to $1.16 U.S. per share at the date of grant). Options to purchase 98,750 shares of Common Stock expired in fiscal year 1998.

        In fiscal year 1997, the Company granted options to purchase 235,000 shares of Common Stock to directors and officers of the Company, which expired in June and July 1999. Exercise prices ranged from $0.70 to $3.70 Canadian per share ($1.02 to $2.72 U.S. per share at the date of the grant). Options to purchase 75,000 shares were canceled in fiscal year 1997, and options to purchase 160,000 shares were canceled in fiscal year 1998.

        In fiscal year 1998, the Company granted options to purchase 50,000 shares of the Company's Common Stock to an employee of the Company which were to expire in September 1999. The exercise price was $1.60 Canadian per share ($1.44 U.S. per share at the date of the grant). All of these options were canceled in fiscal year 1998.

        In November, 1997, the Company issued debentures totaling $125,000 to three individuals for $100,000 cash and the retirement of a $25,000 payable to an officer. The debentures bear interest at 10% per annum, payable quarterly and commenced on March 1, 1998. Principal payments began on February 15, 1998 at the greater of 10% of the original principal amount per month or 50% of the gross proceeds received from the sale of products during each month until paid. This offering was deemed exempt under the Section 4(2) of Securities Act of 1933. The debentures were issued with detachable, non-transferable warrants to purchase additional shares of the Company's Common Stock at one share for each $1.00 Canadian of debenture principal amount. The warrants to purchase 87,500 post split Common Shares were exercisable anytime for $0.80 Canadian per share through November 30, 1998, and $0.92 Canadian per share through November 30, 1999, at which time they expire. At the date of the transaction, this represented warrants to purchase 87,500 post-split common shares at $0.56 U.S. and $0.66 U.S. per share through these respective dates. Of the warrants outstanding in 1999, a warrant to purchase 52,500 shares of Common Stock at $0.66 U.S. was exercised in August, 1999 and warrants to purchase 35,000 shares are still outstanding. As of August 31, 1998, the debentures were in default and were subsequently satisfied.

        In March, 1999, the Company, in settlement of two of the debentures in the amount of $50,000 (referred to immediately above) and a note payable and related accrued interest in the amount of $78,980, to two of the Company's officers and directors and another individual, issued 300,000 shares of the Company's Common Stock. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In March, 1999, the Company issued 57,100 shares of its Common Stock to employees and consultants, including the Company's previous attorneys and agreed to issue the Company's current attorney 10,000 shares of Common Stock, in exchange for services already rendered. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In March, 1999, the Company issued 280,000 shares of its Common Stock to its officers and directors. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In March, 1999, the Company issued 70,000 shares of its Common Stock to members of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In March, 1999, the Company granted options to purchase 400,000 shares of its Common Stock at $0.45 per share to officers and directors. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In March, 1999, the Company granted options to purchase 225,000 shares of its Common Stock at $0.45 per share to members of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In March, 1999, the Company granted options to purchase 20,000 shares of its Common Stock at $0.45 per share to employees/consultants. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In April, 1999, the Company issued 1000 shares of its Common Stock to an employee/consultants, in exchange for services already rendered. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In May, 1999, the Company granted options to purchase 25,000 shares of its Common Stock at $1.75 per share to a member of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In May, 1999, the Company granted options to purchase 15,000 shares of its Common Stock at $2.50 per share to an employee/consultant. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In July, 1999, the Company agreed to issue 10,000 shares of its Common Stock to a consultants, in exchange for services already rendered. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In July, 1999, the Company issued 30,000 shares of its Common Stock to a member of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In August, 1999, the Company agreed to issue 30,000 shares of its Common Stock to a member of the Advisory Board. This stock has not yet been issued and will be deemed exempt under the Section 4(2) of Securities Act.

        In August, 1999, the Company granted options to purchase 50,000 shares of its Common Stock at $3.00 per share to an officer. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In October, 1999, the Company granted options to purchase 10,000 shares of its Common Stock at $2.00 per share to a member of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In October, 1999, the Company agreed to issue 15,000 shares of its Common Stock to two members of the Advisory Board. This stock has not yet been issued and will be deemed exempt under the Section 4(2) of Securities Act.

        In March, 1999, the Company sold 111 units at $4500 per unit in a Regulation D, Rule 504 private placement offering to 49 investors. Each unit consisted of 10,000 shares of Common Stock at $0.45 per share and one Warrant to purchase 10,000 shares of Common Stock at $0.45 per share. The warrants were execercisable at any time and expired April 1, 2001. All warrants issued were exercised. Accordingly the Company issued 2,220,000 of its Common Stock, and received total proceeds of $999,000.

        In July, 1999, the Company sold 395 units at $10,000 per unit. Each unit consisted of 10,000 shares of 6% convertible preferred stock and warrants to purchase shares of Common Stock. Dividends are payable semi-annually. Each preferred share is convertible into .666 common shares in the first year, .4 shares in the second year, and .285 shares thereafter. No preferred share can be converted until on or after February 2, 1999. Additionally, the Series A Preferred shareholders will receive one common share purchase warrant for each two Series A Preferred shares purchased. On and after February 2, 2000, each common share purchase warrant will entitle the shareholder to purchase one Common Share (a "Warrant Share") at an exercise price of $2.00 per Warrant Share from and including February 2, 2000 up to and including February 1, 2001. Thereafter, until the warrants expire at the close of business July 31, 2004 a Warrant Share can be purchased for $3.00 per share. This offering was deemed exempt pursuant to Rule 506 of Regulation D and was sold to 20 investors, all of which were accredited. The Company raised $3,950,000 in this offering.

ITEM 5. Indemnification of Directors and Officers.

        The Company's Certificate of Incorporation authorizes the Company to indemnify its officers and directors to the fullest extent permitted by Delaware law and to enter into agreements for that purpose. The Company has agreed to enter into indemnification agreements with its officers and directors which will provide for indemnification for all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with the Company to the maximum extent permitted by law. Delaware law permits indemnification if a director or officer acts in good faith in a manner reasonable believed to be in, or not opposed to, the best interest of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudge liable to the corporation. The Company may advance expenses for indemnification in any proceeding subject to the condition that if, when and to the extent that a final judicial determination is made to the effect that the officer or director is not permitted to be so indemnified under applicable law, the Company will be entitled to be reimbursed for all amounts previously advance for such expenses.

        The Company does not currently have, but reserves the right to purchase and maintain, directors and officers insurance insuring its directors and officers against any liability arising out of their status as such, regardless of whether the Company has the power to indemnify such persons against such liability under applicable law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        Section 102 (b)(7) of the Delaware General Corporation Law, as enacted on July 1, 1986 and subsequently amended, states that a Delaware corporation=s certificate of incorporation may include provisions to the effect that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives and improper personal benefit. The Company's certificate of incorporation includes provisions of the type permitted by Section 102(b)(7).


PART F/S:

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                              FINANCIAL STATEMENTS
                                       AND
                                AUDITORS' REPORT

                       FOR THE YEAR ENDED AUGUST 31, 1999

                                    CONTENTS

                                                                      Page
                                                                      ----
AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS

     Balance Sheet - August 31, 1999                                    2

     Statements of Operations
         For the Years Ended August 31, 1999 and 1998                   3

     Statements of Shareholders' Equity (Deficit)
         For the Years Ended August 31, 1999 and 1998                   4

     Statements of Cash Flows
         For the Years Ended August 31, 1999 and 1998                  5-6

     Notes to Financial Statements                                    7-20

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
AcuBid.Com Inc.
(formerly Information AcuVision Systems, Inc.)


We have audited the accompanying balance sheet of AcuBid.Com Inc. (formerly International AcuVision Systems, Inc.) as of August 31, 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AcuBid.Com Inc. as of August 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


Valley Stream, New York                          Israeloff, Trattner & Co., P.C.
December 2, 1999

                          [KELLY & COMPANY LETTERHEAD]

                          Independent Auditors' Report




To the Board of Directors and Stockholders of AcuBid.Com, Inc.

We have audited the accompanying statements of operations, shareholders' deficit, and cash flows of AcuBid.Com, Inc. (a Delaware corporation) for the year ended August 31, 1998 that appear in this Form 10 SB/A (SEC file Number 0-27757). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations, shareholders' deficit, and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of operations, shareholders' deficit and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of operations, shareholders' deficit, and cash flows. We believe that our audit of these financial statements provides a reasonable basis for our opinion.

In our opinion, the statements of operations, shareholders' deficit, and cash flows referred to above present fairly, in all material respects, the results of the operations of AcuBid.Com, Inc. for the year ended August 31, 1998, in conformity with generally accepted accounting principles.


/s/ Kelly & Company

Kelly & Company
Newport Beach, California
August 12, 1999

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                                  BALANCE SHEET

                                 AUGUST 31, 1999


                                             ASSETS

CURRENT ASSETS
     Cash and cash equivalents (Note 1)                                             $ 4,093,919
     Inventory (Note 1)                                                                 188,953
     Prepaid expenses                                                                    60,000
                                                                                    -----------

              Total current assets                                                                 $4,342,872

PROPERTY AND EQUIPMENT, net of accumulated
     depreciation (Notes 1 and 2)                                                                     196,487

OTHER ASSETS                                                                                           14,742
                                                                                                   ----------
              TOTAL ASSETS                                                                         $4,554,101
                                                                                                   ==========

                            LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                                               $   121,602
     Accrued liabilities                                                                 88,962
     Due to related parties (Note 3)                                                     13,290
                                                                                    -----------

              Total current liabilities                                                            $  223,854

OTHER PAYABLE (Note 6)                                                                                 53,437

COMMITMENTS AND CONTINGENCIES (Note 8)

6% REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK; par value $.001;
   10,000,000 shares authorized; 3,800,000 Series A shares issued
   and outstanding (Note 9)                                                                         3,800,000

SHAREHOLDERS' EQUITY (Notes 1, 4, 5, 10 and 11)
   Common stock; par value of $0.001 per share;
         50,000,000 shares authorized, 5,738,151
         shares issued and outstanding                                                    5,739
     Additional paid-in capital                                                       9,300,786
     Accumulated deficit                                                             (8,829,715)
                                                                                     ----------

              Total shareholders' equity                                                              476,810
                                                                                                   ----------

              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           $4,554,101
                                                                                                   ==========


                 See accompanying notes to financial statements.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                            STATEMENTS OF OPERATIONS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998



                                                                        1999              1998
                                                                    -----------       -----------
Revenues                                                            $       840       $      --
Cost of revenues                                                           --                --
                                                                    -----------       -----------

         Gross profit                                                       840              --
                                                                    -----------       -----------

Operating Costs and Expenses
     Selling, general and administrative, excluding
         depreciation (including $1,283,745 in 1999 in the
         form of common stock issued and stock options
         granted) (Notes 10 and 11)                                   1,799,364           222,972
     Depreciation                                                        39,458             6,960
                                                                    -----------       -----------

         Total operating costs and expenses                           1,838,822           229,932
                                                                    -----------       -----------

         Loss from Operations                                        (1,837,982)         (229,932)
                                                                    -----------       -----------

Other Expenses (Income)
     Interest expense                                                    13,211              --
     Interest income                                                    (20,612)             (747)
     Other                                                               (4,575)             --
                                                                    -----------       -----------

         Total other expenses (income)                                  (11,976)             (747)
                                                                    -----------       -----------

         Loss from continuing operations before provision
              for income taxes and extraordinary items               (1,826,006)         (229,185)

Provision for income taxes (Notes 1 and 7)                                  800               800
                                                                    -----------       -----------

         Loss from continuing operations before
              extraordinary items                                    (1,826,806)         (229,985)

Discontinued Operations (Note 13)
     Loss from operations                                                  --             (43,314)
                                                                    -----------       -----------

         Loss before extraordinary items                             (1,826,806)         (273,299)

Extraordinary items
     Gain on debt forgiveness                                            72,745              --
     Loss on extinguishment of debt                                    (120,421)             --
                                                                    -----------       -----------

         Net loss                                                    (1,874,482)         (273,299)

Preferred dividends                                                      19,000              --
                                                                    -----------       -----------

         Net loss applicable to common shareholders                 $(1,893,482)      $  (273,299)
                                                                    ===========       ===========

Net loss per common share - basic and diluted (Note 12)

     Loss from continuing operations before extraordinary item      $     (0.46)      $     (0.09)

     Loss from discontinued operations                                     --               (0.01)

     Extraordinary items                                                  (0.01)             --
                                                                    -----------       -----------

     Net loss                                                       $     (0.47)      $     (0.10)
                                                                    ===========       ===========


                 See accompanying notes to financial statements.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998

                                             Common Stock        Additional
                                        ---------------------     Paid-In       Accumulated
                                          Shares       Amount     Capital         Deficit         Total
                                        ----------    -------    -----------    -----------    -----------
Balance, September 1, 1997               2,639,301    $ 2,640    $ 6,713,103    $(6,681,934)   $    33,809

Issuance of detachable stock
     purchase warrants                          --         --         21,250             --         21,250

Net loss                                        --         --             --       (273,299)      (273,299)
                                        ----------    -------    -----------    -----------    -----------

Balance, August 31, 1998                 2,639,301      2,640      6,734,353     (6,955,233)      (218,240)

Shares issued in satisfaction of
     debt                                  322,100        322        213,456             --        213,778

Shares issued in exchange for
     services                              456,000        456        571,664             --        572,120

Release of escrowed shares                      --         --        193,375             --        193,375

Sale of stock in private placement
     offering, net of costs of $4,135    1,110,000      1,110        494,265             --        495,375

Exercise of stock purchase
     warrants                            1,162,500      1,163        530,880             --        532,043

Exercise of stock options                  100,000        100         44,900             --         45,000

Options granted on common
     stock to employees and
     directors for services                     --         --        518,250             --        518,250

Cancellation of common shares              (51,750)       (52)            52             --             --

Forgiveness of debt                             --         --         18,591             --         18,591

Net loss                                        --         --             --     (1,874,482)    (1,874,482)

Preferred dividends                             --         --        (19,000)            --        (19,000)
                                        ----------    -------    -----------    -----------    -----------

Balance, August 31, 1999                 5,738,151    $ 5,739    $ 9,300,786    $(8,829,715)   $   476,810
                                        ==========    =======    ===========    ===========    ===========


                 See accompanying notes to financial statements.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                            STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998

                                                                 1999          1998
                                                              -----------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                 $(1,874,482)   $(273,299)
                                                              -----------    ---------
     Adjustments to reconcile net loss to net cash
         provided by operating activities:
              Loss from discontinued operations                        --       43,314
              Depreciation                                         39,458        6,960
              Amortization of debt discount                        12,000       13,662
              Shares issued and released from escrow
                  for compensation                                765,495           --
              Options granted for compensation                    518,250           --
              Extraordinary gain on debt forgiveness              (72,745)          --
              Extraordinary loss on extinguishment of debt        120,421           --
              Changes in assets and liabilities:
                  Inventory                                      (188,953)          --
                  Prepaid expenses and other                      (60,000)       6,459
                  Accounts payable                                102,194           --
                  Accrued liabilities                              25,087       19,954
                  Due to related parties                             (500)      16,400
                  Other payable                                    53,437           --
                                                              -----------    ---------

                  Total adjustments                             1,314,144      106,749
                                                              -----------    ---------

                  Cash used in continuing operations             (560,338)    (166,550)

                  Cash provided by discontinued operations          8,045       21,786
                                                              -----------    ---------

                  Net cash used in operating activities          (552,293)    (144,764)
                                                              -----------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
     Payments for property and equipment                         (236,076)          --
                                                              -----------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from notes payable from related parties                  --      100,000
     Payment on note payable from related party                        --       (7,500)
     Proceeds from exercise of warrants                           532,043           --
     Proceeds from exercise of options                             45,000           --
     Net proceeds from issuance of common stock in
         a private placement                                      495,375           --
     Proceeds from issuance of redeemable preferred
         stock in a private placement                           3,800,000           --
                                                              -----------    ---------

                  Net cash provided by financing activities     4,872,418       92,500
                                                              -----------    ---------

NET INCREASE (DECREASE) IN CASH                                 4,084,049      (52,264)

CASH - beginning                                                    9,870       62,134
                                                              -----------    ---------

CASH and cash equivalents - end                               $ 4,093,919    $   9,870
                                                              ===========    =========


                 See accompanying notes to financial statements.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                            STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998


                SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                           1999       1998
                                                        ---------    -------
Cash paid during the year for:

     Interest                                           $   1,211    $12,253
     Income taxes                                       $     800    $   800


      SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Common shares issued for settlement of debt:

     Accounts payable and accruals                      $ (18,357)
     Debenture payable                                  $ (25,000)
     Notes payable                                      $ (50,000)
     Common stock                                       $     322
     Additional paid-in capital                         $ 213,456


                 See accompanying notes to financial statements.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       DESCRIPTION OF COMPANY'S BUSINESS

       AcuBid.Com Inc. (formerly International AcuVision Systems, Inc.) (the "Company") was formed in Canada in 1983. It was subsequently incorporated under the laws of the state of Delaware in September 1993. Through August 31, 1998, the Company was in the business of developing, marketing and selling vision training equipment (the "AcuVision Product Line"). The Company owns a patent regarding the above equipment and software and has expensed all costs in developing the patent and prototypes.

       Subsequent to August 31, 1999, management made a determination to substantively discontinue the Company's AcuVision Product Line. In addition, during fiscal 1999, the Company changed its name from International AcuVision Systems, Inc. to AcuBid.Com Inc. and expanded its business objective to include the development of a premier website to facilitate the buying and selling of high-end collectibles. The Company has started to accumulate an inventory of rare and hard to find items, which it has begun to auction to the public over its website. In addition, the Company has developed and implemented the technological requirements needed to act as a broker to provide a venue for sellers and dealers to display their collectibles to potential purchasers throughout the world via the AcuBid.Com website.

       REVENUE RECOGNITION

       Revenues are anticipated to be derived from placement fees charged for the listing of items and success fees calculated as a percentage of the final sales transaction value. Revenues related to placement fees will be recognized at the time an item is listed, while those related to success fees will be recognized at the time that the auction is successfully concluded.

       PRODUCT DEVELOPMENT COSTS

       Product development costs include expenses incurred by the Company to develop, enhance, manage, monitor and operate the Company's website. Product development costs are expensed as incurred.

       CASH AND CASH EQUIVALENTS

       Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. The Company has no requirements for compensating balances. At August 31, 1999, cash balances in excess of federally insured limits amounted to approximately $3,843,000.

       CONCENTRATION OF CREDIT RISK

       For the year ended August 31, 1998, in connection with the AcuVision Product Line, one customer accounted for 46% of revenues.

       INVENTORY

       Inventory, consisting of sports memorabilia and other collectibles is stated at the lower of cost or market. Inventory cost is determined by using the first-in, first-out method. Substantially all inventory consists of goods held for sale. The Company's management monitors inventory for slow moving items and makes necessary valuation adjustments when required.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998



1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       PROPERTY AND EQUIPMENT

       Property and equipment are recorded at cost and are depreciated using the straight-line method over the expected lives, which range from three to five years. Expenditures for normal maintenance and repairs are charged to operations. Renewals and betterments that materially extend the life of the assets are capitalized.

       IMPAIRMENT OF LONG-LIVED ASSETS

       The Company evaluates its long-lived assets for potential impairment whenever circum-stances indicate that the carrying amount of an asset is not recoverable. The estimated undiscounted cash flows associated with the assets are compared to the carrying amounts to determine if a write-down to fair value is required. The Company has determined that there was no such impairment present at August 31, 1999.

       INCOME TAXES

       The Company accounts for current and deferred income taxes using the liability method. Under this method deferred income tax liabilities and assets are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting. Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

       FAIR VALUE OF FINANCIAL INSTRUMENTS

       The Company accounts for the value of financial instruments using the fair value method.

       The estimated fair value amounts of all financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have material effect on the estimated fair value amounts. The Company is not a party to any derivative instruments. The Company does not have any off balance sheet financial instruments.

       The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

              Cash and equivalents, accounts receivable, inventory, other current assets, accounts payable, and certain other current liability amounts are reported in the balance sheet at approximate fair value due to the short-term maturities of these instruments.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       STOCK-BASED COMPENSATION

       Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. SFAS No. 123 allows the use of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, which is the intrinsic value method of accounting as described below, for options granted to employees, provided the pro forma discloses requirements of SFAS No. 123 are adopted.

       The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Compensation cost for stock options granted employees, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Restricted stock is recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant. The Company accounts for stock and stock options issued and granted to non-employees in accordance with the provisions of SFAS No. 123 and records compensation as the fair value of the underlying security issued.

       COMMON SHARES AND PER SHARE AMOUNTS

       In March 1999, the Company effected a one-for-two reverse stock split. All common shares and per share amounts have been adjusted to give effect to that stock split.

       LOSS PER COMMON SHARE

       The Company adopted the Financial Accounting Standards Board SFAS No. 128, Earnings Per Share. This pronouncement replaced the previously reported primary and fully dilutive earnings per share with basic and diluted earnings per share. Loss per common share has been calculated in accordance with the requirements of this statement for the years ended August 31, 1999 and 1998.

       Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the Company's earnings. Diluted loss per share does not consider the potentially dilutive securities on an "as if converted" basis, as the effect of their inclusion would be anti-dilutive.

       ADVERTISING COSTS

       Advertising costs are charged to operations as they are incurred. Advertising expense was $82,153 and $12,725 for the years ended August 31, 1999 and 1998, respectively.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998



2.     PROPERTY AND EQUIPMENT

       Property and equipment consist of the following:

              Computer equipment                              $211,839
              Furniture                                         22,990
              Office equipment and other                        20,438
                                                              --------
                                                               255,267
              Less:  Accumulated depreciation                   58,780
                                                              --------
                    Total property and equipment, net         $196,487
                                                              ========

       Depreciation expense for the years ended August 31, 1999 and 1998 was $39,458 and $6,960.

3.     DUE TO RELATED PARTIES

       During the year ended August 31, 1998, the Company leased office space and utilized administrative services from an entity owned by two officers of the Company. In addition, the Company received advances of $8,000 from the entity during fiscal year 1998. Total related party rent and administrative expenses charged was $8,400 for the year ended August 31, 1998. Amounts due to the related party were $13,290 at August 31, 1999. Such amounts are non-interest bearing with no specific due date.

4.     DEBENTURES PAYABLE

       In November 1997, the Company issued debentures totalling $125,000 to three individuals for $100,000 in cash and the retirement of a $25,000 note payable to an officer. The debentures bore interest at 10% per annum, payable quarterly commencing on March 1, 1998. Principal payments began on February 15, 1998 at the greater of 10% of the original principal amount per month or 50% of the gross proceeds received from the sale of AcuVision products during each month until paid.

       The debentures were issued with detachable, non-transferable warrants to purchase additional shares of the Company's common stock at one share for each $1.00 Canadian of the principal amount. The warrants were exercisable anytime at $0.40 Canadian per share through November 30, 1998, and $0.46 Canadian per share through November 30, 1999, at which time they expire. At the date of the transaction, this represented warrants to purchase 87,500 post-split common shares at $0.56 U.S. and $0.66 U.S. per share through these respective dates. The proceeds from the issuance of the debentures were allocated between the fair value of the debentures and the fair value of the warrants, and a related discount of $26,250 was recognized. The discount was amortized on an effective interest method over the life of the debentures.

       In March 1999, the Company retired two of the debentures and related accrued interest of approximately $78,980 in exchange for the issuance of 200,000 shares of its common stock. (See Note 10 for extraordinary loss recorded in connection with the exchange.) The remaining debenture with a principal balance of $67,500 was forgiven by the debenture holder and an extraordinary gain of $72,745, consisting of principal plus accrued interest, was recognized.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998


5.     NOTE PAYABLE - SHAREHOLDER

       The note payable to a shareholder for $25,000, with an interest rate of 10% per annum, was collateralized by all assets of the Company, with interest payable semi-annually, due July 25, 1998. In March 1999, the note and related accrued interest approximating $26,417, was exchanged for 100,000 shares of the Company's common stock.

6.     OTHER PAYABLE

       In October 1999, the Company agreed to issue a total of 41,739 shares of its common stock to a consultant as settlement of an amount due. Accordingly, the amount due to this consultant as of August 31, 1999 (calculated based upon the fair value of the related common shares issued in October 1999) has been presented as a long-term liability in accordance with generally accepted accounting principles.

7.     INCOME TAXES

       The components of the provision for income taxes are as follows:

                                                  For the Years Ended August 31,
                                                  ------------------------------
                                                       1999            1998
                                                    ---------       ---------
     Current income tax expenses:

         Federal                                    $      --       $      --
         State                                            800             800
                                                    ---------       ---------

                                                          800             800
                                                    ---------       ---------

     Deferred income tax expense (benefit):

         Federal                                           --              --
         State                                             --              --
                                                    ---------       ---------

                                                           --              --
                                                    ---------       ---------

              Total provision for income taxes      $     800       $     800
                                                    =========       =========


       Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                            August 31,
                                                  ------------------------------
                                                       1999            1998
                                                    ---------       ---------
     Deferred income tax assets:

         Net operating loss carryforward            $ 893,504       $ 306,464
         Allowance for doubtful accounts                1,992           1,992
         Other                                            272             272
                                                    ---------       ---------

              Total deferred income tax asset         895,768         308,728

         Valuation allowance                         (895,768)       (308,728)
                                                    ---------       ---------

              Net deferred income tax asset         $      --       $      --
                                                    =========       =========

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998


7.     INCOME TAXES (CONTINUED)

       Reconciliation of effective tax rate to the U.S. statutory rate is as follows:

                                               For the Years Ended August 31,
                                               ------------------------------
                                                    1999          1998
                                                   ------        ------
             Tax expense at U.S. statutory         (34.0)%       (34.0)%
             State tax provision                      --           0.3
             Change in valuation allowance          34.0          34.0
                                                   -----        ------

                  Effective income tax rate          0.0 %         0.3%
                                                   =====        ======

       The Company has available at August 31, 1999 federal net operating loss carryforwards of approximately $2,611,000. The net operating loss carryforward will begin to expire in 2009. A significant portion of prior period net operating losses were not related to United States tax jurisdiction as the Company was a foreign corporation through September 1993.

8.     COMMITMENTS AND CONTINGENCIES

       Leases

       During 1999, the Company entered into an operating lease for its office space with an initial term which expires in 2002. The lease requires minimum annual rentals plus increases based on real estate taxes and operating costs. The Company, at its option, may renew the lease for one two year period. Rental expense for the year ended August 31, 1999 was $13,390. (See Note 3 for leasing arrangements in fiscal 1998.)

       Future minimum annual rentals under the Company's non-cancellable operating leases with initial terms greater than one year consist of the following:

                 Year Ending August 31,
                 ----------------------

                          2000                $ 59,200
                          2001                  59,200
                          2002                  49,200
                                              --------
                                              $167,600
                                              ========

       Employment Agreements

       On April 26, 1999, the Company entered into a one year employment agreement with an officer commencing on May 1, 1999. The Company will pay the officer $100,000 for the year. Pursuant to the agreement, the officer received 30,000 shares of common stock for services previously rendered and an option to purchase 100,000 shares of the Company's common stock at $0.45 per share. The Company anticipates that at the end of the one year term, it will enter into a new employment agreement with the officer.

       The Company has also entered into a one year employment agreement with another officer, commencing on August 1, 1999. The Company will pay the officer $84,000 per year. Pursuant to the agreement, the officer will be issued 5,000 shares of common stock on September 1, 1999, December 1, 1999 and March 1, 2000. Additionally, the agreement provides that the officer is to receive a qualified stock option to purchase 50,000 shares of common stock at an exercise price of $3.00 per share, expiring on July 1, 2001.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998


8.     COMMITMENTS AND CONTINGENCIES (CONTINUED)

       Year 2000 Disclosure

       The Company has conducted a comprehensive review of its computer operations to identify the systems that could be adversely affected by the Year 2000 Issue and has developed and implemented a plan that it believes has resolved the issue. The Year 2000 Issue is a result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software might have recognized a date using "00" as the year 1900 rather than the 2000. This could have resulted in a major system failure or miscalculations. The Company presently believes that, with modifications already made to existing software and conversion to new software, the Year 2000 problem will not pose significant operations problems for the Company's computer systems as so modified and converted.

9.     PRIVATE PLACEMENT OF 6% CUMULATIVE CONVERTIBLE REDEEMABLE
       PREFERRED STOCK

       In July 1999, the Company initiated a private placement to sell 400 units at $10,000 per unit. Each unit consists of 10,000 shares of 6% cumulative convertible preferred stock and warrants to purchase 5,000 shares of the Company's common stock. Dividends are payable semi-annually. Each preferred share is convertible into .666 common shares in the first year, .4 shares in the second year, and .285 shares thereafter. No preferred shares can utilize the conversion feature until six months after the offering has been concluded. The warrants to purchase common shares are exercisable at $2.00 per share in the first year and $3.00 per share thereafter. The warrants expire five years from the date of issue. The Company raised approximately $3,950,000 from this offering, of which $3,800,000 had been subscribed and received as of August 31, 1999. Pursuant to the terms of the preferred stock, the Company is not permitted to declare or pay any dividends on its common stock unless all preferred dividends due have been paid.

       Right to Redemption

       At any time on or after the fifth anniversary of the issuance of the Series A Preferred, the holders of the Series A Preferred may elect to require the Company to redeem such holders' shares of Series A Preferred at a price equal to $1 per share plus all accrued and unpaid dividends accrued as of such date. The holders of Series A Preferred may require the Company to effect such a redemption by giving written notice to the Company of such election.

10.    STOCKHOLDERS' EQUITY

       COMMON SHARES ISSUED FOR SETTLEMENT OF DEBT

       During March 1999, the Company restructured certain liabilities. Debentures outstanding at their face amount of $75,000, and related accrued interest of $8,423, were extinguished in exchange for which the debenture holders were issued an aggregate of 300,000 shares of the Company's common stock (See Notes 4 and 5).

       Additionally, outstanding professional fees of approximately $9,900 were settled by the issuance of 22,100 shares of common stock to the creditor.

       In connection with the debt settlements referred to above, the excess of the fair value of the common shares issued, less the recorded value of the liabilities settled, in the amount of $120,421 has been reflected as an extraordinary loss in the accompanying statement of operations for 1999.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998



10.    STOCKHOLDERS' EQUITY (CONTINUED)

       COMMON STOCK ISSUED IN EXCHANGE FOR SERVICES

       In March 1999, the Company issued an aggregate of 355,000 shares of its common stock to certain officers (200,000 shares), members of the Company's advisory board (70,000 shares) and consultants (85,000 shares) for services previously rendered to the Company. Compensation expense, which was based on the estimated fair value of the shares issued at the time of issuance ($.65 per share or $230,750) was recorded at that time.

       In April 1999, 31,000 shares of the Company's common stock were issued to consultants. The estimated fair value of the shares ($2.02 per share) was recorded at the time resulting in a charge to operations of approximately $63,000.

       In July 1999, an aggregate of 40,000 shares of the Company's common stock was issued to consultants and compensation expense recorded in the amount of $170,000 based on the fair market value of such shares at the time of issuance.

       In connection with an agreement between the Company and a consultant in August 1999, 30,000 shares of common stock were issued to the consultant. The fair value of such shares issued based on the price of the common stock, $108,750, was charged to operations. Additionally, the Company agreed to compensate the consultant with 70% of the proceeds (as defined) of all memorabilia sold pursuant to the agreement.

       COMMON SHARES RELEASED FROM ESCROW

       In August 1999, the Company's Board of Directors approved the release of 59,500 shares of the Company's common stock originally issued to an officer and previously held in escrow. The release of the shares resulted in a charge to operations of $193,375 based on the fair market value of the shares.

       PRIVATE PLACEMENTS OF COMMON STOCK

       In March 1999, the Company completed the sale of 111 units at $4,500 per unit in a private placement offering. Each unit consisted of 10,000 shares of its common stock and 1 warrant to purchase 10,000 shares of common stock at $0.45 per share. The warrants were exercisable at any time, and all warrants issued were exercised. Accordingly, the Company issued 2,220,000 shares of its common stock and received proceeds of $994,865, net of $4,135 of related costs.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998



10.    STOCKHOLDERS' EQUITY (CONTINUED)

       WARRANTS

       In fiscal year 1997, the Company, in connection with a private placement, issued warrants to purchase 100,000 shares of its common stock. The warrants were immediately exercisable. The warrants expired unexercised in February 1999.

       In November 1997, the Company issued debentures with detachable, non-transferable warrants to purchase 87,500 shares of its common stock (Note 4). These warrants were immediately exercisable on issuance and expired in November 1999.

       The Company issued 1,900,000 common stock purchase warrants in connection with the issuance of its 6% convertible redeemable preferred stock (Note
       9). The warrants, which expire five years from the date of the preferred stock offering, can be exercised commencing six months after the offering for a period of twelve months for $2.00 per share. Thereafter, until they expire, the warrants can be exercised for $3.00 per share.

       The following summarizes information about warrants granted and outstanding at August 31, 1999 and 1998, and changes during the years then ended.

                                             For the Year Ended        For the Year Ended
                                              August 31, 1999           August 31, 1998
                                          ------------------------   ----------------------
                                                          Weighted                 Weighted
                                                          Average                  Average
                                                          Exercise                 Exercise
                                          Warrants         Price     Warrants       Price
                                          --------        --------   --------      --------
       Outstanding,
           beginning of year                187,500        $0.89      100,000       $1.18
                Granted                   1,900,000         2.00       87,500        0.56
                Exercised                   (52,500)        0.56           -           -
                Cancelled/expired          (100,000)        1.18           -           -
                                          ---------        -----      -------       -----

       Outstanding, end of year           1,935,000        $1.97      187,500       $0.89
                                          =========        =====      =======       =====

11.    STOCK OPTIONS AND INCENTIVE EQUITY PLANS

       STOCK OPTIONS

       The Company granted options to purchase shares of its common stock as indicated below. The options were fully vested on the dates of grant.

       In 1996, the Company granted options to purchase 212,500 shares of its common stock to officers, directors, and employees of the Company, which expired in January and May 1998. Exercise prices ranged from $0.70 to $1.58 Canadian per share ($0.66 to $1.16 U.S. per share at the date of grant). Options to purchase 113,750 shares of its common stock were exercised in fiscal year 1997 and options to purchase 98,750 of its common stock expired in fiscal year 1998.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998



11.    STOCK OPTIONS AND INCENTIVE EQUITY PLANS (CONTINUED)

       STOCK OPTIONS (CONTINUED)

       In 1997, the Company granted options to purchase 235,000 shares of the Company's common stock to directors and officers of the Company, which expired in June and July 1999. Exercise prices ranged from $0.70 and $3.70 Canadian per share ($1.02 to $2.72 U.S. per share at the date of grant). Options to purchase 75,000 shares were cancelled in fiscal year 1997, and options to purchase 160,000 shares were cancelled in fiscal year 1998.

       In fiscal year 1998, the Company granted options to purchase 50,000 shares of the Company's common stock to an employee of the Company, which were to expire in September 1999. The exercise price was $1.60 Canadian per share ($1.44 U.S. per share at the date of grant). All of these options were cancelled in fiscal year 1998.

       During 1999, the Company granted options to certain employees, directors and consultants to purchase 735,000 shares of common stock at exercise prices ranging from $.45 to $2.50 per share. The option expire between 2 and 3 years from the time of the grant. Compensation expense recorded pursuant to the provision of SFAS No. 123 and APB 25 amounted to approximately $518,250. As of August 31, 1999, 100,000 options had been exercised.

       The following summarizes information about stock options granted and outstanding at August 31, 1999 and 1998, and changes during the years then ended.

                                             For the Year Ended             For the Year Ended
                                               August 31, 1999                August 31, 1998
                                          ------------------------        -----------------------
                                                          Weighted                       Weighted
                                                          Average                        Average
                                                          Exercise                       Exercise
                                          Options          Price          Options         Price
                                          -------         --------        -------        --------
       Outstanding,
           beginning of year                   --         $   --          258,750         $0.90
                Granted                   735,000           0.71           50,000          0.26
                Exercised                (100,000)         (0.45)              --          0.00
                Cancelled/expired              --             --         (308,750)         0.80
                                         --------         ------         --------         -----

       Outstanding, end of year           635,000         $ 0.75               --         $0.00
                                         ========         ======         ========         =====

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998


11.    STOCK OPTIONS AND INCENTIVE EQUITY PLANS (CONTINUED)

       STOCK OPTIONS (CONTINUED)

       The weighted average assumptions used to calculate the fair value of the stock options granted in 1999 and 1998 are:

                                                         1999                1998
                                                         ----                ----
              Dividend yield                              0%                  0%
              Risk free interest rate                    4.74%               5.57%
              Fair value                                 $0.70               $0.76
              Expected contractual life                2.5 Years            2 Years

       SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of option valuation models to provide supplemental information regarding options granted after 1994. Pro forma information regarding net income and earnings per share shown below was determined as if the Company had accounted for its employee stock options under the fair value method of that statement.

       For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting periods. The pro forma effect on net loss for 1999 and 1998 may not be representative of the actual results had the Company accounted for the stock options using the fair value method.

                                                                   1999             1998
                                                               -----------        ---------
       Net loss, as reported                                   $(1,874,482)       $(273,299)
       Pro forma net loss                                       (2,010,482)        (273,299)
       Basic and diluted net loss per share, as reported             (0.47)           (0.10)
       Pro forma basic and diluted net loss per share                (0.50)           (0.10)

       INCENTIVE EQUITY PLANS

       During August 1999, the Company adopted its 1999 Incentive Equity Plan ("Incentive Plan") and the 1999 Stock Option Plan for Non-Employee Directors ("Directors Plan").

       Officers, including officers who are members of the Board of Directors, and other key employees of and consultants to the Company may be selected by the Committee (as defined below) to receive benefits under the Incentive Plan.

       The Incentive Plan authorizes the granting of options to purchase shares of common stock ("Option Rights"), stock appreciation rights ("Appreciation Rights"), restricted shares ("Restricted Shares"), deferred shares ("Deferred Shares"), performance shares ("Performance Shares") and performance units ("Performance Units").

       Subject to adjustment as provided in the Incentive Plan, the number of shares of common stock that may be issued or transferred, plus the amount of shares of common stock covered by outstanding awards granted under the Incentive plan, shall not in the aggregate exceed 1,500,000 shares. The number of Performance Units granted under the Incentive plan shall not in the aggregate exceed 100,000. The number of shares of common stock granted under the Incentive Plan to any individual in any calendar year shall not in the aggregate exceed 100,000. As of August 31, 1999, no options have been granted pursuant to the incentive equity plans.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998



11.    STOCK OPTIONS AND INCENTIVE EQUITY PLANS (CONTINUED)

       OPTION RIGHTS

       The Company may grant Option Rights that entitle the optionee to purchase shares of common stock at a price less than, equal to or greater than market value on the date of grant.

       The exercise price for nonqualified stock options granted may not be less than 85% of the fair market value per share of common stock on the date of grant. The exercise price for ISOs may not be less than the fair market value per share of common stock on the date, and ISOs granted to persons owning more than 10% of the Company's voting stock must have an exercise price of not less than 110% of the fair market value per share of common stock on the date of grant. All options granted must be exercised within ten years of grant, except that ISOs granted to 10% or more stockholders must be exercised within five years of grant. The aggregate market value (as determined as of the date of grant) of the common stock for which any optionee may be awarded ISOs which are first exercisable by such optionee during any calendar year may not exceed $100,000.

       APPRECIATION RIGHTS

       Appreciation Rights granted under the Incentive Plan may be either free-standing or granted in tandem with Option Rights. An Appreciation Right represents the right to receive from the Company the difference ("Spread"), or a percentage thereof not in excess of 100 percent, between the base price per share of common stock in the case of a free-standing Appreciation Right, or the option price of the related Option Right in the case of a tandem Appreciation Right, and the market value of the common stock on the date of exercise of the Appreciation Right. Tandem Appreciation Rights may only be exercised at a time when the related Option Right is exercisable and the Spread is positive, and the exercise of a tandem Appreciation Right requires the surrender of the related Option Right for cancellation.

       A free-standing Appreciation Right must have a base price that is at least equal to the fair market value of a share of common stock on the date of grant must specify certain other criteria that are necessary before the Appreciation Right becomes exercisable and may not be exercised more than 10 years from the date of grant.

       RESTRICTED SHARES

       An award of Restricted Shares involves the immediate transfer by the Company to a participant of ownership of a specific number of shares of common stock in consideration of the performance of services, or, as and to the extent determined by the Company, the achievement of certain objectives. The participant is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration from the participant or in consideration of a payment by the participant that is less than the market value of the shares on the date of grant, as the Committee may determine.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998



11.    STOCK OPTIONS AND INCENTIVE EQUITY PLANS (CONTINUED)

       DEFERRED SHARES

       An award of Deferred Shares constitutes an agreement by the Company to deliver shares of common stock to the participant in the future in consideration of the performance of services, subject to the fulfillment of such conditions during the deferral period (as defined in the Incentive Plan) as the Company may specify.

       THE DIRECTORS PLAN

       The Directors Plan will be administered by a committee ("Committee") of the Board of Directors, consisting of no less than two members of the Board. Only members of the Board of Directors who are not employees of the Company (each a "Director") will be eligible to participate in the Directors Plan.

       Subject to adjustment as described below, the number of shares issued or transferred, plus the number of shares covered by outstanding options under the Director Plan shall not exceed 250,000 shares of common stock. Shares of common stock covered by an option, which is cancelled or terminated, will again be available to be issued or to be the subject of a stock option granted under the Directors Plan.

       The exercise price of the options granted is equal to the fair market value per share of common stock on the date of grant. Options granted under the Directors Plan shall become exercisable to the extent of 20% of the common shares subject thereto on the Date of Grant and to the extent of an additional 20% of the common shares subject thereto after each of the first four anniversaries of such date, for so long as the Optionee continues to serve as a member of the Board.

12.    LOSS PER SHARE

       The computations of net loss per common share for the years ended August 31, 1999 and 1998 are as follows:

                                                                1999             1998
                                                             -----------      -----------
       Loss from continuing operations before
           extraordinary items                               $(1,826,806)     $  (229,985)

       Less: Preferred dividends                                  19,000               --
                                                             -----------      -----------

       Loss from continuing operations before
           extraordinary items applicable to common
           shareholders                                      $(1,845,806)     $  (229,985)
                                                             ===========      ===========

       Weighted average number of common shares
           outstanding - basic and diluted                     4,040,496        2,649,301
                                                             ===========      ===========

       Basic and diluted loss from continuing operations
           before extraordinary items per common share       $     (0.46)     $     (0.09)
                                                             ===========      ===========

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                          NOTES TO FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1999 AND 1998



12.    LOSS PER SHARE (CONTINUED)

       The effect of the potentially dilutive securities listed below were not included in the computation of diluted loss per share, because to do so would have been antidilutive for the period presented.

                                                    1999        1998
                                                  -------     -------
       Shares of common stock issuable under:

           Stock options                          635,000          --
           Common stock purchase warrants          35,000     187,500

13.    DISCONTINUED OPERATIONS

       In December 1999, the Company formalized its decision to, in substance, discontinue its AcuVision Product Line. This decision was reached after efforts to secure alternative contract manufacturers were not successful, and the Company decided that the economics of this business did not warrant the expenditure of further effort at the present time. Results of this discontinued operation for the years ended August 31, 1999 and 1998 were as follows:

                                         For the Years Ended August 31,
                                         ------------------------------
                                              1999        1998
                                             ------     ---------
       Net sales                             $   --     $ 157,140
       Cost of sales                             --       117,881
                                             ------     ---------

           Gross margin                          --        39,259

       Operating expenses                        --        82,573
                                             ------     ---------

           Loss from operations              $   --     $ (43,314)
                                             ======     =========

PART III: INDEX TO EXHIBITS AND DESCRIPTION

        The following exhibits are filed with this Report:


3.i.1 Certificate of Incorporation, Sheen, Minerals Inc., a Province of British Columbia Corporation, dated August 26, 1983

3.i.2 Company Act Memorandum of Sheen Minerals Inc. establishing name and capital of 10,000,000 common shares dated August 26, 1983

3.i.3 Special Resolution by Sheen Minerals Inc. changing name to S.M.M. Enterprises Ltd. dated February 6, 1986

3.i.4 Certificate of Name change by Province of British Columbia from Sheen Minerals Inc. to S.M.M. Enterprises Ltd. dated February 19, 1986

3.i.5 Certificate of Name change by Province of British Columbia from S.M.M. Enterprises Ltd. to Acuvision Systems Inc. dated February 20, 1987

3.i.6 Special Resolution of Name change by Province of British Columbia - Changing name from S.M.M. Enterprises Ltd. to Acuvision Systems Inc. dated October 3, 1986

3.i.7 Certificate of Name change by Province of British Columbia from Acuvision Systems Inc. to International Acuvision Systems Inc. dated August 27, 1991

3.i.8 Company Act Special Resolution - Changing name to International Acuvision. dated August 27, 1991 and increasing the authorized Common Stock to 50,000,000

3.i.9 Certificate of Incorporation of International AcuVision Systems, Inc., dated March 15, 1993

3.i.10 Certificate of Amendment of Certificate of Incorporation State of Delaware, changing name International Acuvision Systems, Inc. to AcuBid.com, Inc., dated May 19, 1993

3.i,11 Certificate of Secretary of State of Delaware re AcuBid.com, Inc. as duly incorporated, dated August 5, 1999

3.i.12 Certificate of Amendment of Certificate of Incorporation of AcuBid.com, Inc. to Secretary of State of Delaware authorizing 50,000,000 common shares and 10,000,00 of preferred shares, both with a par value of $.001 per share. Dated June 22, 1999.

3.i.13 Secretary of State of California Name Change Certificate of Qualification by a foreign corporation International Acuvision systems, Inc., a Delaware corporation, to a new name AcuBid.com, Inc. Executed May 24, 1999

3.ii.1 (Bylaws) Articles of Sheen Minerals Inc., Province of British Columbia, dated August 24, 1983

3.ii.2  Bylaws - Delaware Corp

4.1 Certificate of Designations, Series A Convertible Preferred Stock of AcuBid.com, Inc., a Delaware Corporation

4.2     Warrant to Purchase Common Stock Expiring on April 1, 2001

4.3 Warrant to Purchase Shares of Common Stock of AcuBid.com, Inc. Exercisable Six Months from the Date of Grant and Expiring Five Years from the Date of the Grant

10.1 Advisor agreement between AcuBid.com Inc., and Kurt Bevacqua dated March 1, 1999

10.2    Advisor Agreement between AcuBid.com Inc., and Joe Morgan dated April19,
        1999

10.3 Advisor Agreement between AcuBid.com Inc., and Rollie Fingers dated May 6, 1999

10.4 Endorsement Agreement between AcuBid.com Inc., and Yogi Berra, dated July 1999

10.5 Advisor Agreement between AcuBid.com Inc., and Johnny Bench dated August 16, 1999

10.6 Advisor Agreement between AcuBid.com Inc., and Neil Salkind dated October 1, 1999

10.7 Employment agreement between AcuBid.com Inc., and Waddy Stephenson dated April 26, 1999

10.8 Employment agreement between AcuBid.com Inc., and Richard Schwartz dated July 29, 1999

10.9    Commercial Office Space Lease, dated May 4, 1999

10.10 Contract between AcuBid.com, Inc. and Level 3, for dedicated Internet access, dated May 29, 1999

10.11   Stock option plan for non-employee directors

10.12   Incentive Equity Plan

10.13 Form of Preferred Stock and Warrant Purchase Agreement between AcuBid.com and 20 accredited investors in Regulation D, Rule 506 offering in August, 1999

10.14 Proprietary Information Agreement between AcuBid.com and certain employees

10.15 Proprietary Information Agreement between AcuBid.com and certain employees

10.16   Advisor Agreement with Gale Sayers dated July 1, 1999

16.1    Letter on Change in Certifying Accountants - Kelly & Company

16.2    Letter on Change in Certifying Accountants - Elliot Tulk Price Anderson

27      Financial Data Schedule


SIGNATURES:
                                           /s/  AcuBid.com, Inc.
                                           -----------------------------------
                                                Registrant


December 15, 1999                          By: /s/ LAWRENCE SCHAFFER
                                               ---------------------------------
                                                   Lawrence Schaffer
                                                   President